UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
_____________________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Third quarter 2014 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2014 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: November 4, 2014

Item 1

Santander

Santander
Santander

3Q.14 Earnings Report

BEST BANK IN MEXICO EUROMONEY Awards for excellence 2014

SANMEX

BSMX LISTED NYSE

3Q.14 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q14 Consolidated Results

III.	Analysis of 3Q14 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	3Q14 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

3Q.14 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports Third Quarter 2014 Loan Portoflio Up 16.5% YoY and Net Income of Ps.3,244 Million

-	Loan portfolio growth driven by YoY increases of 25.8% in SMEs, 18.9% in middle-market, 33.6% in mortgages, 11.6% in consumer loans and 5.8% in credit cards

-	Continued prudent risk management reflected in a NPL ratio of 3.7% (2.3% excluding homebuilders and Santander Vivienda portfolio) and a cost of risk of 3.5%

-	Ongoing emphasis on operating efficiency resulted in an efficiency ratio of 43.0%, despite investment in strategic businesses and new branches

Mexico City – November 4, 2014, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and nine-month periods ending September 30, 2014.

Reported net income for the quarter was Ps.3,244 million, representing declines of 44.8% YoY and 12.0% QoQ. Comparable 3Q13 results exclude an extraordinary net non-cash benefit of Ps.2,803 million before taxes related to a mandatory regulatory change in employee profit sharing (EPS) future payments. Excluding this item, comparable net income in 3Q14 decreased 17.2% YoY.

Marcos Martínez, Grupo Financiero Santander México’s Executive President and CEO, commented, “Santander México continued to lead loan growth this quarter, up 16.5% YoY. This was the second consecutive quarter doubling Mexican financial system growth. Among our core products, SME loans remained strong achieving a 26% YoY increase. We have a leading position in this high-potential segment which represents 72% of employment and 52% of GDP in Mexico. To further strengthen our position as the perfect partner for SMEs, last August we launched a program to provide full comprehensive attention to SMEs in coordination with the development banks with the objective of doubling this portfolio in three years.”
Grupo Financiero Santander México

Highlights	3Q14	2Q14	3Q13	% YoY
Income Statement Data
Net interest income	9,524	9,262	9,111	4.5
Fee and commission, net	3,339	3,291	3,301	1.2
Core revenues	12,863	12,553	12,412	3.6
Provisions for loan losses	3,814	3,672	3,102	23.0
Administrative and promotional expenses	5,938	5,921	2,737	117.0
Net income	3,244	3,687	5,882	(44.8)
Net income per share1	1.50	1.03	2.13	(29.6)
Balance Sheet Data
Total loans	441,475	440,675	378,795	16.5
Deposits	438,143	425,108	389,524	12.5
Shareholders´s equity	105,104	101,912	100,494	4.6

Key Ratios				bps
Net interest margin	4.90%	4.96%	5.18%	(27.6)
Net loans to deposits ratio	97.0%	99.8%	93.2%	377.0
ROAE2	13.6%	14.1%	19.8%	(622.2)
ROAA	1.6%	1.6%	2.5%	(97.5)
Efficiency ratio	43.0%	42.9%	33.0%	1,003.1
Capital ratio	16.8%	16.1%	15.7%	109.5
NPLs ratio	3.71%	3.33%	2.84%	86.6
Cost of Risk	3.5%	3.4%	3.4%	11.0
Coverage ratio	101.6%	111.8%	146.6%	(4,500.0)
Operating Data				%
Branches and offices3	1,299	1,293	1,229	5.7
ATMs	5,395	5,315	5,209	3.6
Customers	11,451,170	11,159,430	10,595,380	8.1
Employees	15,404	14,375	13,883	11.0

1) Treasury Shares and discontinued operations are not included
2) ROAE as reported
3) As of 3Q14 includes: 1,042 branches + 120 cash desks + 3 select offices + 12 SME offices + 50 select units + 48 select boxes + 24 brokerage house branches

3Q.14 | EARNINGS RELEASE | 3

“Furthermore, mortgage loans were the strongest performers, up 34% YoY, significantly exceeding market growth. Organic growth in this segment was also a healthy 16% YoY, still above market. Consumer loans, in turn, rose 8% YoY, in line with market rates and still reflecting soft consumer activity.”

“We continue to launch innovative products in our markets. This quarter we introduced the first co-branded American Express credit card and the first agribusiness credit card in Mexico. In addition, in line with our commitment with SMEs we established a Ps.1.0 billion fund to provide equity related instruments.”

“Cost of risk remained stable while NPLs increased slightly this quarter. We remain committed to maintaining our prudent risk management. In addition, net interest income increased for the second consequtive quarter – up 3%. Lower than anticipated level of activity in both higher-margin consumer loans and capital markets transactions affected profitability. Effective expense management however, offset ongoing investment in strategic businesses and branch expansion program.”

Mr. Martínez concluded, “Looking to the future, we see signs of a slight economic recovery confirming a reversal in the negative trend, supported by Mexico’s solid macro fundamentals. Although consumer is still lagging behind, we are very optimistic about the future, and expect consumer spending to slowly recover as private and public investments continue to materialize. Our sound and customer oriented business strategy positions us well to leverage a full recovery in economic activity.”

3Q.14 | EARNINGS RELEASE | 4

SUMMARY OF THIRD QUARTER 2014 CONSOLIDATED RESULTS

Net income

Santander México reported net income of Ps.3,244 million in 3Q14, a decrease of 44.8% YoY and 12.0% QoQ. Comparable 3Q13 results exclude an extraordinary net non-cash benefit of Ps.2,803 million before taxes related to a mandatory regulatory change in employee profit sharing (EPS) future payments. Adjusted for the aforementioned item, comparable net income in 3Q14 would have decreased 17.2% YoY.

Capitalization and ROAE

Banco Santander México’s preliminary capital ratio at period end 3Q14 was 16.8%, compared to 15.7% at period end 3Q13 and 16.1% at period end 2Q14. The 16.8% capital ratio was comprised of 13.7% Tier 1 and 3.1% Tier 2.

3Q14 reported ROAE was 13.6%, versus 19.8% in 3Q13 and 14.1% in 2Q14. ROAE in 3Q13 was positively affected by the non-comparable item in expenses explained before. Excluding this item, ROAE would have been 17.4%.

Net interest income and NIM

Net interest income in 3Q14 increased YoY by 4.5%, or Ps.413 million, to Ps.9,524 million. On a sequential basis, net interest income increased 2.8%, or Ps.262 million, from Ps.9,262 million reported in 2Q14.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q14 was 4.90%, which compares with 5.18% and 4.96% in 3Q13 and 2Q14, respectively.

Interest income increased 4.6%, or Ps.635 million, from Ps.13,664 million in 3Q13 to Ps.14,299 million in 3Q14. Increases of 5.6%, or Ps.573 million, in interest income from our loan portfolio and commissions on loan originations and Ps.230 million, or 41.2%, in sale and repurchase agreements were partially offset by YoY decreases in interest income of Ps.112 million, or 25.7%, in funds available, Ps.35 million, or 36.5%, in margin accounts and Ps.21 million, or 0.9%, in investment in securities.

Interest expense increased YoY by 4.9%, or Ps.222 million, to Ps.4,775 million in 3Q14, primarily due to increases in interest expense of Ps.264 million on bank and other loans, Ps.261 million on subordinated capital notes and Ps.18 million on our sale and repurchase agreements. These increases were partially offset by declines in interest paid of Ps.215 million on term deposits, Ps.65 million on our demand deposits and Ps.41 million on credit instruments issued.

3Q.14 | EARNINGS RELEASE | 5

Loan portfolio growth

Santander México’s total loan portfolio in 3Q14 increased YoY by 16.5%, or Ps.62,680 million, to Ps.441,475 million, and by 0.2%, or Ps.800 million, on a sequential basis. The YoY increase reflects organic growth of 12.8%, as well as the positive contribution from the November 2013 acquisition of ING’s mortgage business (now Santander Vivienda), and the acquisition in 1Q14 of an INFONAVIT mortgage portfolio focused on mid-income individuals.

In 3Q14, Santander México’s loan portfolio expanded YoY across all core products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages, while consumer and credit cards continued to reflect the economic weakness that extended into 3Q14. The credit card loan portfolio expanded above-market rates, up 5.8%, however, we continue to see soft demand in this segment. Growth in the consumer portfolio was mainly driven by personal loans that more than offset a still weak payroll portfolio impacted by the sale of the loan portfolio related to a discontinued payroll contract in 1Q14. Commercial loans continued to benefit from a significant YoY increase in the SMEs and middle-market loan portfolios, together with an increase in the government portfolio, which grew driven by loans granted to two of the state-owned energy companies with risk comparable to any other large corporate. Corporates, however, continue to show a downward trend, given the highly liquid capital markets, low interest rates and lower working capital financing needs given the weak economy.

Asset quality

The NPL ratio in 3Q14 was 3.71%, a 87 bps increase from the 2.84% level achieved in 3Q13 and 38 bps up from the 3.33% reported in 2Q14. During the quarter, certain mid-market and corporate clients recorded delays in the execution of projects. As a result, some of the related loans were restructured while all were classified as non-performing, resulting in an increase in the NPL ratio. Additionally, the NPL ratio reported in 3Q14 continues to reflect our exposure to the homebuilders, with non-performing loans up Ps.150 million to Ps.4,719 million, as well as the effect from the acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 3Q14 amounted to Ps.2,033 million, out of a total portfolio of Ps.10,801 million. Excluding the impact of the homebuilders and the Santander Vivienda portfolio, the NPL ratio for 3Q14 and 2Q14 would have been 2.26% and 1.94%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

NPLs in 3Q14 increased 52.1% to Ps.16,364 million, from Ps.10,761 million reported in 3Q13. On a sequential basis, NPLs increased 11.5%, from Ps.14,672 million reported in 2Q14. The 11.5% increase was mainly due to: i) a Ps.1,557 million, or 21.8%, increase in non-performing loans in the commercial portfolio, which at end of 3Q14 represented 53.2% of our total non-performing loans and includes the exposure to homebuilders, together with the project-related loans mentioned before; and ii) a Ps.313 million, or 6.8%, increase in non-performing loans in the mortgage portfolio, which at end of 3Q14 represented 29.9% of our total non-performing loans.

The coverage ratio for the quarter was 101.6%, a decrease from 146.6% in 3Q13 and 111.8% in 2Q14.

3Q.14 | EARNINGS RELEASE | 6

Loans to deposit ratio

At 3Q14, deposits increased 12.5% YoY and 3.1% sequentially; representing 53.1% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth. The net loan to deposit ratio was 97.0% in 3Q14, compared with 99.8% in 2Q14, reflecting a strong performance in deposits.

Contribution to net income by subsidiary

Reported net income in 3Q14 was Ps.3,244 million, representing declines of 44.8% YoY and 12.0% sequentially.

Casa de Bolsa Santander, the brokerage business, reported a net gain of Ps.11 million in 3Q14, compared with net gains of Ps.12 million in 3Q13 and Ps.44 million in 2Q14.

The Holding reported a net loss of Ps.9 million in 3Q14 compared with a net gain of Ps.28 million in 3Q13 and a net loss of Ps.7 million in 2Q14.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	Interanual
Banking business1/	3,242	3,650	5,842	(11.2)	(44.5)	10,211	14,655	(30.3)
Brokerage	11	44	12	(75.0)	(8.3)	13	154	(91.6)
Holding	(9)	(7)	28	(28.6)	(132.1)	(34)	(67)	49.3
Grupo Financiero Santander México	3,244	3,687	5,882	(12.0)	(44.8)	10,190	14,742	(30.9)

1/Includes Sofomes

3Q.14 | EARNINGS RELEASE | 7

ANALYSIS OF THIRD QUARTER 2014 CONSOLIDATED RESULTS
(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of mexican pesos				% Variation				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	14/13
Net interest income	9,524	9,262	9,111	2.8	4.5	27,779	26,646	4.3
Provisions for loan losses	(3,814)	(3,672)	(3,102)	(3.9)	(23.0)	(10,955)	(9,254)	(18.4)
Net interest income after provisions for loan losses	5,710	5,590	6,009	2.1	(5.0)	16,824	17,392	(3.3)
Commission and fee income, net	3,339	3,291	3,301	1.5	1.2	10,053	9,571	5.0
Net gain (loss) on financial assets and liabilities	651	1,358	555	(52.1)	17.3	2,562	2,912	(12.0)
Other operating income	240	302	449	(20.5)	(46.5)	902	1,319	(31.6)
Administrative and promotional expenses	(5,938)	(5,921)	(2,737)	(0.3)	(117.0)	(17,761)	(13,339)	(33.2)
Operating income	4,002	4,620	7,577	(13.4)	(47.2)	12,580	17,855	(29.5)
Equity in results of associated companies	24	16	16	50.0	50.0	57	58	(1.7)
Operating income before income taxes	4,026	4,636	7,593	(13.2)	(47.0)	12,637	17,913	(29.5)
Income taxes	(782)	(948)	(1,762)	17.5	55.6	(2,446)	(3,145)	22.2
Income from continuing operations	3,244	3,688	5,831	(12.0)	(44.4)	10,191	14,768	(31.0)
Income from discontinued operations, net	0	0	51	0.0	(100.0)	0	(25)	100.0
Non-controlling interest	0	(1)	0	100.0	0.0	(1)	(1)	0.0
Net income	3,244	3,687	5,882	(12.0)	(44.8)	10,190	14,742	(30.9)

Effective tax rate (%)	19.4	20.4	23.2			19.4	17.6

During 3Q14, Santander México reported net income of Ps.3,244 million, representing deceases of 44.8% and 12.0% YoY and QoQ, respectively. The YoY comparison, however, was impacted by an extraordinary net non-cash benefit before taxes of Ps.2,803 million in 3Q13 related to a mandatory regulatory change in employee profit sharing (EPS) future payments.

Excluding this item, comparable net income during 3Q14 would have decreased 17.2% YoY.

3Q.14 | EARNINGS RELEASE | 8

Grupo Financiero Santander México
Net Income Adjustments
Million Pesos				% Variation	% Variation
	3Q14	2Q14	3Q13	QoQ	YoY
Net income	3,244	3,687	5,882	(12.0)%	(44.8)%
Net regulatory EPS effect on expenses			(2,803)
Adjusted net income (before taxes)	3,244	3,687	3,079
Taxes			841
Adjusted net income	3,244	3,687	3,920	(12.0)%	(17.2)%

Net interest income in 3Q14 increased YoY by 4.5%, or Ps.413 million, to Ps.9,524 million. On a sequential basis, net interest income increased 2.8%, or Ps.262 million, from Ps.9,262 million reported in 2Q14.

Interest income increased 4.6%, or Ps.635 million, to Ps.14,299 million in 3Q14 from Ps.13,664 million in 3Q13. This was primarily driven by growth in the Bank’s business volume, which resulted in a Ps.573 million, or 5.6%, increase in interest income from the loan portfolio and commissions on loan originations and Ps.230 million, or 41.2%, in sale and repurchase agreements. This was partially offset by YoY decreases in interest income of Ps.112 million, or 25.7%, in funds available, Ps.35 million, or 36.5%, in margin accounts and Ps.21 million, or 0.9%, in investment in securities.

Interest expense increased YoY by 4.9%, or Ps.222 million, to Ps.4,775 million in 3Q14, primarily due to increases in interest expense of Ps.264 million on bank and other loans, Ps.261 million on subordinated capital notes and Ps.18 million on our sale and repurchase agreements. These increases were partially offset by declines in interest paid of Ps.215 million on term deposits, Ps.65 million on our demand deposits and Ps.41 million on credit instruments issued.

Provisions for loan losses for the quarter were Ps.3,814 million, representing increases of Ps.712 million, or 23.0%, YoY and Ps.142 million, or 3.9%, sequentially.

The NPL ratio in 3Q14 was 3.71%, a 87 bps increase from the 2.84% level reported in 3Q13 and up 38 bps from the 3.33% achieved in 2Q14.

The coverage ratio for the quarter was 101.6%, a decrease from 146.6% in 3Q13 and 111.8% in 2Q14.

Net commissions and fee income for 3Q14 amounted to Ps.3,339 million, rising 1.2% YoY, and 1.5% sequentially.

During 3Q14, Santander México reported a Ps.651 million net gain from financial assets and liabilities, compared with gains of Ps.555 million in 3Q13 and Ps.1,358 million in 2Q14. The net gain on financial assets and liabilities in 3Q14 is mainly explained by trading gains of Ps.824 million principally related to derivatives and share instruments, which were partially offset by valuation losses of Ps.173 million, mainly related to debt instruments. The sequential decline reflects higher trading gains in 2Q14 derived from the 50bps decline in interest rates enacted by Banxico in June 2014.

Other operating income in 3Q14 totaled Ps.240 million, down from Ps.449 million in 3Q13 and Ps.302 million in 2Q14, mainly due to lower recoveries of previously written-off loans.

3Q.14 | EARNINGS RELEASE | 9

Administrative and promotional expenses in 3Q14 amounted to Ps.5,938 million, compared to Ps.5,921 million in 2Q14 and Ps.2,737 million in 3Q13. The YoY comparison is affected by the extraordinary net non-cash benefit of Ps.2,803 million before taxes related to a mandatory regulatory change in employee profit sharing (EPS) future payments that occurred in 3Q13. Excluding this item, expenses increased 7.2% YoY, reflecting the ongoing optimization of our operating structure and thus offsetting costs resulting from the investment in strategic businesses and new branches.

Operating income in 3Q14 totaled Ps.4,002 million, representing a YoY decline of Ps.3,575 million, or 47.2%. This comparison is affected by the aforementioned extraordinary non-cash gain in 3Q13 that benefited expenses. Excluding this benefit, operating income decreased 16.2%, mainly affected by higher provisions. On a sequential basis, operating income decreased by Ps.618 million, or 13.4%, mainly explained by higher trading gains in the previous quarter despite solid financial margin and commissions.

The effective tax rate for the quarter was 19.4%, which compares to 23.2% in 3Q13 and 20.4% in 2Q14.

Net income in 3Q14 amounted to Ps.3,244 million, declining 44.8% from 3Q13 and 12.0% from 2Q14. Adjusting for the non-comparable item that affected expenses in the year-ago quarter, net income in 3Q14 would have decreased 17.2% YoY.

3Q.14 | EARNINGS RELEASE | 10

Loan portfolio and deposits

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with diversification in all segments and growth accross core businesses, despite the slow economic recovery in Mexico.

Portfolio Breakdown

The total loan portfolio rose YoY by 16.5%, or Ps.62,680 million, to Ps.441,475 million in 3Q14. On a sequential basis, the total loan portfolio increased 0.2%, or Ps.800 million. The YoY increase reflects organic growth of 12.8%, as well as the positive contribution from the November 2013 acquisition of ING’s mortgage business

3Q.14 | EARNINGS RELEASE | 11

(now Santander Vivienda) and the acquisition of a mortgage loan portfolio in 1Q14 from INFONAVIT servicing mid-income individuals that complements our strategy to focus on the mid- and high-income segment. In this context, strategic segments, specifically SMEs and mortgages, grew above market. This was further supported by middle-market that also expanded above market rates. Meanwhile, credit card growth exceeded market rates, despite the ongoing soft demand. Furthermore, while the remainder of the consumer portfolio shows a steady upward pace, total consumer loans are still impacted by the sale of the payroll portfolio related to the discontinued payroll contract reported in 1Q14.

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	3Q14%		2Q14%		3Q13%
Performing loans
Comercial*	256,496	58.1%	261,976	59.4%	228,337	60.3%
Individuals
Consumer	70,917	16.1%	69,372	15.7%	65,400	17.3%
Credit cards	40,366	9.1%	39,963	9.1%	37,975	10.0%
Other consumer	30,551	6.9%	29,409	6.7%	27,425	7.2%
Mortgages	97,698	22.1%	94,655	21.5%	74,297	19.6%
Total	425,111	96.3%	426,003	96.7%	368,034	97.2%

Non-performing loans
Commercial*	8,709	2.0%	7,152	1.6%	5,608	1.5%
Individuals
Consumer	2,755	0.6%	2,933	0.7%	2,668	0.7%
Credit cards	1,264	0.3%	1,477	0.3%	1,372	0.4%
Other consumer	1,491	0.3%	1,456	0.3%	1,296	0.3%
Mortgages	4,900	1.1%	4,587	1.0%	2,485	0.7%
Total	16,364	3.7%	14,672	3.3%	10,761	2.8%

Total loan portfolio
Commercial*	265,205	60.1%	269,128	61.0%	233,945	61.8%
individuals
Consumer	73,672	16.7%	72,305	16.4%	68,068	18.0%
Credit cards	41,630	9.4%	41,440	9.4%	39,347	10.4%
Other consumer	32,042	7.2%	30,865	7.0%	28,721	7.5%
Mortgages	102,598	23.2%	99,242	22.5%	76,782	20.3%
Total	441,475	100.0%	440,675	100.0%	378,795	100.0%
*Commercial loan portfolio includes: Corporates, Middle-market, SME´s , Financial entities and Goverment institutions

The Commercial portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 60.1% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 49.4% of the total loan portfolio. As of 3Q14, commercial loans increased 13.4% YoY, principally reflecting the 25.8% and 18.9% increases in the SMEs and middle market segments, respectively, while loans to corporates decreased 20.9%. The positive YoY performance was further supported by a 56.7% increase in government loans driven by loans granted to two of the state-owned energy companies with credit risk comparable to any other large corporate. On a sequential basis, the commercial loan portfolio decreased 1.5%, principally reflecting continued growth in SMEs that was more than offset by declines of 2.9% and 7.6% in the corporates and government portfolios, respectively.

3Q.14 | EARNINGS RELEASE | 12

The downward trend in the corporate loan book mainly reflects pre-payments made to continue issuing debt in the highly liquid capital markets, taking advantage of very low interest rates.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 39.9% of the total loan portfolio and increased 21.7% YoY. Credit cards, consumer and mortgage loans represented 9.4%, 7.3%, and 23.2% of the total loan portfolio, respectively, and increased YoY by 5.8%, 11.6%, and 33.6%, respectively. Our mortgage loan strategy continues to focus on the middle income and residential segments, and was further supported by the acquisitions of a mortgage loan portfolio from INFONAVIT in 1Q14 and of ING Hipotecaria’s mortgage business (now Santander Vivienda) in 4Q13. Consumer loans increased 1.9% sequentially, down from 3.3% last quarter mainly reflecting slower than expected growth in credit card loans – up 0.5%, while the remainder of the consumer loan portfolio grew 3.8%. Despite soft consumer demand, especially in credit cards, Santander México has maintained above-market growth rates, principally reflecting our focus on innovation. This was reflected by the launch this quarter of the first co-branded American Express credit card and the first agri-business credit card in Mexico.  Additionally, we continue to penetrate the open market focusing on medium- and high-income individuals, while maintaining our credit scoring standards.

Asset quality

Non-performing loans (NPL) at the end of 3Q14 increased YoY by Ps.5,603 million, or 52.1%, to Ps.16,364 million, and QoQ by 11.5%, or Ps.1,692 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 53.2%, mortgage loans 29.9% and consumer loans 16.8%.

Grupo Financiero Santander México
Asset quality

Millions of Mexican Pesos				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY
Total loans	441,475	440,675	378,795	0.2%	16.5%
Performing loans	425,111	426,003	368,034	(0.2)%	15.5%
Non-performing loans	16,364	14,672	10,761	11.5%	52.1%

Allowance for loan losses	(16,631)	(16,397)	(15,779)	1.4%	5.4%

Non-performing loan ratio	3.71%	3.33%	2.84%	0.38pp	0.87pp
Coverage ratio	101.6%	111.8%	146.6%	(10.2)pp	(45.0)pp

3Q.14 | EARNINGS RELEASE | 13

The NPL ratio in 3Q14 was 3.71%, an 87 bps increase from the 2.84% level achieved in 3Q13 and 38 bps up the 3.33% reported in 2Q14. During the quarter, certain mid-market and corporate clients recorded delays in the execution of projects. As a result, some of the related loans were restructured while all were classified as non-performing, resulting in an increase in the NPL ratio. Additionally, the NPL ratio reported in 3Q14 continues to reflect our exposure to the homebuilders, with non-performing loans up Ps.150 million to Ps.4,719 million, as well as the effect from the acquisition of the ING mortgage portfolio (now Santander Vivienda). Excluding the impact of the homebuilders and Santander Vivienda portfolio, the NPL ratio for 3Q14 and 2Q14 would have been 2.26% and 1.94%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of the quality of its loan portfolio.

During 3Q14, provisions for loan losses amounted to Ps.3,814 million, which represented increases of Ps.712 million, or 23.0%, YoY and Ps.142 million, or 3.9%, on a sequential basis. The YoY growth was partially driven by the introduction of the expected losses methodology in the commercial loan portfolio, as required by CNBV, which is more stringent and requires higher levels of provisioning. The QoQ increase principally reflects the provisions required for those project-related loans that were classified as non-performing this quarter.

3Q.14 | EARNINGS RELEASE | 14

Cost of risk in 3Q14 stood at 3.49%, remaining relatively stable from the levels reported in 3Q13 and 2Q14 of 3.38% and 3.42%, respectively.

The coverage ratio for the quarter was 101.6%, a decrease from 146.6% in 3Q13 and 111.8% in 2Q14.

Total deposits

Total deposits at the end of 3Q14 amounted to Ps.438,143 million, representing increases of 12.5% YoY and 3.1% QoQ. Santander México continues to implement its strategy of enhancing customer service to meet the needs of each segment. Additionally, the introduction of campaigns for SMEs and middle-market segments, as well as of investment products targeted to middle- and high-income clients continue to contribute to this performance. As of 3Q14, demand deposits reached Ps.285,861 million, increasing 18.6% YoY and 10.4% sequentially. Total term deposits reached Ps.152,282 million, an increase of 2.5% YoY and a QoQ decline of 8.3%. This performance in deposits, contributed positively to cost of funding, while we continued to optimize term deposits cost.

3Q.14 | EARNINGS RELEASE | 15

Net interest income

Grupo Financiero Santander México
Net interest income
Millions of mexican pesos				% Variation				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	14/13
Interest on funds available	323	352	435	(8.2)	(25.7)	1,033	1,469	(29.7)
Interest on margin accounts	61	73	96	(16.4)	(36.5)	213	301	(29.2)
Interest and yield on securities	2,319	2,460	2,340	(5.7)	(0.9)	6,696	7,001	(4.4)
Interest and yield on loan portfolio – excluding credit cards	8,161	8,217	7,677	(0.7)	6.3	24,275	22,726	6.8
Interest and yield on loan portfolio related to credit card transactions	2,465	2,440	2,362	1.0	4.4	7,282	7,022	3.7
Commissions collected on loan originations	182	186	196	(2.2)	(7.1)	594	603	(1.5)
Interest and premium on sale and repurchase agreements and securities loans	788	617	558	27.7	41.2	2,193	2,351	(6.7)
Interest income	14,299	14,345	13,664	(0.3)	4.6	42,286	41,473	2.0

Daily average interest earning assets*						755,887	685,892	10.2

Interest from customer deposits – demand deposits	(751)	(756)	(816)	0.7	8.0	(2,242)	(2,103)	(6.6)
Interest from customer deposits – time deposits	(1,088)	(1,141)	(1,303)	4.6	16.5	(3,260)	(4,193)	22.3
Interest from credit instruments issued	(285)	(277)	(326)	(2.9)	12.6	(859)	(1,132)	24.1
Interest on bank and other loans	(436)	(486)	(172)	10.3	(153.5)	(1,386)	(514)	(169.6)
Interest on subordinated capital notes	(261)	(258)	0	(1.2)	0.0	(780)	0	0.0
Interest and premium on sale and repurchase agreements and securities loans	(1,954)	(2,165)	(1,936)	9.7	(0.9)	(5,980)	(6,885)	13.1
Interest expense	(4,775)	(5,083)	(4,553)	6.1	(4.9)	(14,507)	(14,827)	2.2

Net interest income	9,524	9,262	9,111	2.8	4.5	27,779	26,646	4.3
*Includes funds available, margin accounts, investment in securities, loan portfolio and sale and repurchase agreements

Net interest income in 3Q14 amounted to Ps.9,524 million, representing increases of Ps.413 million, or 4.5%, YoY and Ps.262 million, or 2.8% QoQ.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q14 was 4.90% versus the 5.18% reported in 3Q13 and the 4.96% in 2Q14.

The YoY increase in net interest income for the quarter is explained by the combined effect of a Ps.635 million increase in interest income, from Ps.13,664 million in 3Q13 to Ps.14,299 million in 3Q14, together with a Ps.222 million increase in interest expense, from Ps.4,553 million in 3Q13 to Ps.4,775 million in 3Q14. This is mainly

3Q.14 | EARNINGS RELEASE | 16

explained by a Ps.142,167 million increase in average-earning assets together with a 112 bps decline in the average interest rate, combined with a Ps.152,798 million increase in average interest-bearing liabilities and a 53 bps lower average cost.

The sequential increase in net interest income resulted mainly from a a Ps.308 million decrease in interest expense, from Ps.5,083 million in 2Q14 to Ps.4,775 million in 3Q14, mainly due to lower interest expense on sale and repurchase agreements, which more than offset the Ps.46 million decrease in interest income, from Ps.14,345 million in 2Q14 to Ps.14,299 million in 3Q14. This is explained by an increase of Ps.27,536 million in average interest-earning assets and a 35 bps decrease in the average interest income rate, combined with an increase of Ps.24,929 million in interest-bearing liabilities together with an decrease of 30 bps in the average interest rate paid.

Interest income

Interest income increased 4.6%, or Ps.635 million, from Ps.13,664 million in 3Q13 to Ps.14,299 million in 3Q14. An increase of 5.6%, or Ps.573 million, in interest income from our loan portfolio and commissions on loan originations and Ps.230 million, or 41.2%, in sale and repurchase agreements was partially offset by YoY decreases in interest income of Ps.112 million, or 25.7%, in funds available, Ps.35 million, or 36.5%, in margin accounts and Ps.21 million, or 0.9%, in investment in securities.

3Q14 average interest-earning assets grew YoY by Ps.142,167 million, or 21.5%, mainly driven by the following increases:  Ps.65,762 million in the average volume of the loan portfolio, including credit cards, Ps.49,594 million in sale and repurchase agreements and Ps.26,722 million in the investments in securities portfolio. These increases were partially affected by a decrease of Ps.2,801 million in funds available.

On a sequential basis, interest income decreased by 0.3%, or Ps.46 million, reflecting a decline of Ps.141 million, or 5.7% in interest income from investment in securities together with a decrease of Ps.35 million, or 0.3% on the loan portfolio. These decreases were partially offset by an increase of Ps.171 million, or 27.7% in interest income from sale and repurchase agreements.

3Q14 average interest-earning assets grew QoQ by Ps.27,536 million, or 3.5%, mainly driven by the following increases:  Ps.29,321 million in the sale and repurchase agreements portfolio; Ps.9,382 million in the average volume of the loan portfolio, including credit cards, and Ps.500 million in margin accounts, while the average balance of the investment in securities portfolio decreased Ps.10,467 million together with a decline of Ps.1,200 million in funds available.

The average interest rate on interest-earning assets declined in 3Q14 to 6.95%, representing decreases of 112 bps from 8.07% in 3Q13 and of 35 bps from 7.30% in 2Q14. The decline in the average interest rate on interest-earning assets mainly reflects the 100 bps cut to the interest rate enacted by Banxico last year as well as the 50 bps cut made in June this year.

The Ps.14,299 million in interest income for 3Q14 is broken down as follows: loan portfolio, which is considered the main source of recurring income, accounts for 75.6%; investment in securities 16.2%; and other items 8.2%.

3Q.14 | EARNINGS RELEASE | 17

Interest expense

Interest expense increased YoY 4.9%, or Ps.222 million, to Ps.4,775 million in 3Q14, primarily due to increases in interest expense of Ps.264 million on bank and other loans, Ps.261 million on subordinated capital notes and Ps.18 million on our sale and repurchase agreements. These increases were partially offset by declines in interest paid of Ps.215 million on term deposits, Ps.65 million on our demand deposits and Ps.41 million on credit instruments issued.

Average interest-bearing liabilities increased YoY by Ps.152,798 million, or 26.5%, mainly explained by the following increases: Ps.63,540 million in sale and repurchase agreements, Ps.42,957 million in demand deposits, Ps.21,636 million in bank and other loans, Ps 17,059 million in subordinated debentures and Ps.9,010 million in term deposits. This was partially offset by a decrease of Ps.1,404 million in credit instruments issued.

On a sequential basis, interest expense decreased 6.1%, or Ps.308 million, to Ps.4,775 million in 3Q14, from Ps.5,083 million in 2Q14, mainly reflecting decreases in interest paid on sale and repurchase agreements, term and demand deposits and bank and other loans.

Sequentially, average interest-bearing liabilities increased by Ps.24,929 million, or 3.5%, mainly explained by the following increases: Ps.15,991 million in demand deposits, Ps.5,529 million in term deposits, Ps.2,904 million in sale and repurchase agreements, Ps.2,130 million in credit instruments issued and Ps.163 million in subordinated debentures. This was partially offset by a decrease of Ps.1,788 million in bank and other loans.

The average interest rate on interest-bearing liabilities declined to 2.56% in 3Q14, or 53 bps, from 3.09% in 3Q13, and by 30 bps from 2.86% in 2Q14.

The Ps.4,775 million in interest expenses paid in 3Q14 is broken down as follows: sale and repurchase agreements 40.9%, term deposits 22.8%, demand deposits 15.7%, bank and other loans 9.1%, credit instruments issued 6.0% and subordinated debentures 5.5%.

Interest expense on demand deposits amounted to Ps.751 million during 3Q14, representing declines of 8.0% YoY and 0.7% sequentially. The YoY decrease was mainly driven by a higher average balance in demand deposits, combined with a 45 bps decrease in the average interest rate paid.

Interest paid on time deposits declined 16.5% YoY to Ps.1,088 million. On a sequential basis, interest paid on time deposits decreased 4.6%. The YoY decrease reflects a higher average volume together with a 75 bps decline in the average interest rate paid.

3Q.14 | EARNINGS RELEASE | 18

Commission and fee income (net)

Grupo Financiero Santander México
Commission and fee income, net
Millions of mexican pesos

				% Variation				% Variation
Commission and fee income	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	14/13
Credit card	1,195	1,151	1,129	3.8	5.8	3,499	3,238	8.1
Account management	203	188	199	8.0	2.0	579	548	5.7
Collection services	462	451	402	2.4	14.9	1,375	1,192	15.4
Investment funds	351	342	334	2.6	5.1	1,028	987	4.2
Insurance	969	997	882	(2.8)	9.9	2,868	2,540	12.9
Purchase-sale of securities and money market transactions	188	277	173	(32.1)	8.7	646	529	22.1
Checks trading	74	78	76	(5.1)	(2.6)	224	240	(6.7)
Foreign trade	177	179	131	(1.1)	35.1	526	430	22.3
Financial advisory services	370	350	391	5.7	(5.4)	1,119	1,123	(0.4)
Other	233	212	177	9.9	31.6	644	539	19.5
Total	4,222	4,225	3,894	(0.1)	8.4	12,508	11,366	10.0

Commission and fee expense
Credit card	(394)	(434)	(247)	9.2	(59.5)	(1,033)	(693)	(49.1)
Investment funds	(17)	(17)	(16)	0.0	(6.3)	(57)	(49)	(16.3)
Insurance	(21)	(21)	(26)	0.0	19.2	(69)	(79)	12.7
Purchase-sale of securities and money market transactions	(75)	(122)	(20)	38.5	(275.0)	(251)	(114)	(120.2)
Checks trading	(8)	(9)	(8)	11.1	0.0	(24)	(24)	0.0
Foreign trade	0	0	0	0.0	0.0	0	(7)	100.0
Financial advisory services	(39)	(18)	(8)	(116.7)	(387.5)	(60)	(95)	36.8
Other	(329)	(313)	(268)	(5.1)	(22.8)	(961)	(734)	(30.9)
Total	(883)	(934)	(593)	5.5	(48.9)	(2,455)	(1,795)	(36.8)

Commission and fee income, net
Credit card	801	717	882	11.7	(9.2)	2,466	2,545	(3.1)
Account management	203	188	199	8.0	2.0	579	548	5.7
Collection services	462	451	402	2.4	14.9	1,375	1,192	15.4
Investment funds	334	325	318	2.8	5.0	971	938	3.5
Insurance	948	976	856	(2.9)	10.7	2,799	2,461	13.7
Purchase-sale of securities and money market transactions	113	155	153	(27.1)	(26.1)	395	415	(4.8)
Checks trading	66	69	68	(4.3)	(2.9)	200	216	(7.4)
Foreign trade	177	179	131	(1.1)	35.1	526	423	24.3
Financial advisory services	331	332	383	(0.3)	(13.6)	1,059	1,028	3.0
Other	(96)	(101)	(91)	5.0	(5.5)	(317)	(195)	(62.6)

Total	3,339	3,291	3,301	1.5	1.2	10,053	9,571	5.0

In 3Q14, net commission and fee income totaled Ps.3,339 million, representing a YoY increase of 1.2%, or Ps.38 million. This principally reflects the following YoY increases: 10.7%, or Ps.92 million, in insurance brokerage fees; 35.1%, or Ps.46 million, in foreign trade; and 14.9%, or Ps.60 million, in collections services;

3Q.14 | EARNINGS RELEASE | 19

and 5.0%, or Ps.16 million in investment funds. These increases were partially offset by declines of 9.2%, or Ps.81 million, in credit card fees; 13.6%, or Ps.52 million in fees from financial advisory services; and 26.1%, or Ps.40 million in capital markets and securities.

Credit card fees were impacted by costs incurred in the introduction of new credit card launches and the investment incurred in new placements through telemarketers to reach out to the open market.

Additionally, capital markets operating volumes and primary placements were lower than expected.

Compared to 2Q14, net commission and fee income increased 1.5%, or Ps.48 million, mainly reflecting the following sequential increases: 11.7%, or Ps.84 million, in credit card fees; and 2.4%, or Ps.11 million, in fees from collection services. These increases were partially offset by a 2.9%, or Ps.28 million, decline in insurance brokerage fees, together with a 27.1%, or Ps.42 million, decline in capital markets and securities.

3Q.14 | EARNINGS RELEASE | 20

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of mexican pesos				% Variation				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	14/13
Valuation
Foreign exchange	24	(49)	(187)	149.0	112.8	0	(34)	100.0
Derivatives	68	(981)	865	106.9	(92.1)	578	(3,383)	117.1
Shares	(27)	71	66	(138.0)	(140.9)	(47)	(585)	92.0
Debt instruments	(238)	311	37	(176.5)	(743.2)	709	430	64.9
Valuation result	(173)	(648)	781	73.3	(122.2)	1,240	(3,572)	134.7

Purchase / sale of securities
Foreign exchange	(230)	54	110	(525.9)	(309.1)	(123)	388	(131.7)
Derivatives	785	1,483	(262)	(47.1)	399.6	1,106	6,844	(83.8)
Shares	204	200	15	2.0	1,260.0	140	(105)	233.3
Debt instruments	65	269	(89)	(75.8)	173.0	199	(643)	130.9
Purchase -sale result	824	2,006	(226)	(58.9)	464.6	1,322	6,484	(79.6)

Total	651	1,358	555	(52.1)	17.3	2,562	2,912	(12.0)

In 3Q14, Santander México recorded a net gain on financial assets and liabilities of Ps.651 million, compared with net gains of Ps.555 million in 3Q13 and Ps.1,358 million in 2Q14. The net gain on financial assets and liabilities in 3Q14 is mainly explained by a trading gain of Ps.824 million principally related to derivatives and share instruments, which were partially offset by Ps.173 million in valuation losses, principally related to debt instruments.

The Ps.824 million trading gain in 3Q14, was principally driven by derivatives, share instruments and debt instruments, which reported positive results of Ps.785 million, Ps.204 million and Ps.65 million, respectively.

The Ps.173 million valuation loss, was mainly explained by valuation losses in debt and share instruments of Ps.238 million and Ps.27 million, respectively. These losses were partially offset by valuation gains of Ps.68 million and Ps.24 million in derivatives and foreign exchange instruments, respectively.

The sequential decline reflects higher trading gains in 2Q14 driven by the 50 bps decline in interest rates enacted by Banxico in June 2014.

3Q.14 | EARNINGS RELEASE | 21

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of mexican pesos				% Variation				% Variation
	3Q14	2Q4	3Q13	QoQ	YoY	9M14	9M13	14/13

Recovery of previously written-off loans	392	557	493	(29.6)	(20.5)	1,431	1,494	(4.2)
Profit from the sale of real property	0	0	3	0.0	(100.0)	2	3	(33.3)
Cancellation of liabilities and reserves	60	66	80	(9.1)	(25.0)	179	231	(22.5)
Interest on personnel loans	26	29	30	(10.3)	(13.3)	84	93	(9.7)
Allowance for losses on foreclosed assets	(6)	(8)	4	25.0	(250.0)	(33)	(9)	(266.7)
Profit from sale of foreclosed assets	116	68	44	70.6	163.6	406	112	262.5
Technical advisory services	4	1	18	300.0	(77.8)	12	69	(82.6)
Portfolio recovery legal expenses and costs	(194)	(175)	(116)	(10.9)	(67.2)	(508)	(344)	(47.7)
Write-offs and bankruptcies	(178)	(189)	(138)	5.8	(29.0)	(508)	(420)	(21.0)
Provision for legal and tax contingencies	(34)	(77)	(57)	55.8	40.4	(165)	(85)	(94.1)
IPAB ("Indemnity") provisions and payments	(2)	(1)	(2)	(100.0)	0.0	(5)	(8)	37.5
Loss on sale of performing loans	7	3	0	133.3	0.0	(106)	0	0.0
Others	49	28	90	75.0	(45.6)	113	183	(38.3)

Total	240	302	449	(20.5)	(46.5)	902	1,319	(31.6)

Other operating income in 3Q14 totaled Ps.240 million, down from Ps.449 million in 3Q13 and Ps.302 million in 2Q14.

The YoY decrease is mainly explained by lower recoveries of previously written-off loans, while the QoQ decline is explained by lower recoveries of previously written-off loans, which were partially offset by higher profits from sale of foreclosed assets in 3Q14.

3Q.14 | EARNINGS RELEASE | 22

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of mexican pesos				% Variation				% Variation
	3Q14	2Q14	3Q13	QoQ	YoY	9M14	9M13	14/13
Salaries and employee benefits	2,729	2,614	(277)	4.4	1,085.2	7,930	4,465	77.6
Credit card operation	59	76	65	(22.4)	(9.2)	208	206	1.0
Professional fees	58	131	113	(55.7)	(48.7)	271	274	(1.1)
Leasehold	421	403	369	4.5	14.1	1,229	1,088	13.0
Promotional and advertising expenses	94	171	144	(45.0)	(34.7)	402	381	5.5
Taxes and duties	339	289	307	17.3	10.4	1,017	841	20.9
Technology services (IT)	605	604	521	0.2	16.1	1,826	1,561	17.0
Depreciation and amortization	429	419	404	2.4	6.2	1,273	1,213	4.9
Contributions to bank savings protection system (IPAB)	490	453	397	8.2	23.4	1,379	1,129	22.1
Cash protection	163	154	155	5.8	5.2	480	450	6.7
Others	551	607	539	(9.2)	2.2	1,746	1,731	0.9

Total	5,938	5,921	2,737	0.3	117.0	17,761	13,339	33.2

Administrative and promotional expenses in 3Q14 amounted to Ps.5,938 million, which compare with Ps.2,737 million in 3Q13. The YoY comparison is affected by the extraordinary net non-cash benefit of Ps.2,803 million before taxes related to a mandatory regulatory change in employee profit sharing (EPS) future payments that occurred in 3Q13. Excluding this item, expenses increased 7.2% YoY.

On a sequential basis, administrative and promotional expenses remained relatively stable growing 0.3%, or Ps.17 million, principally reflecting increases of Ps.115 million in salaries and employee benefits, Ps.50 million in taxes and duties, Ps.37 million in contributions to bank savings protection system (IPAB) and Ps.18 million in leaseholds. These increases were partially offset by declines of Ps.77 million in promotional and advertising expenses, Ps.73 million in professional fees and Ps.56 million in other expenses.

Expenses reflect the ongoing optimization of our operating structure which contributed to partially offset costs resulting from the investment in strategic businesses and new branches.

The efficiency ratio for 3Q14 stood at 43.0%, which compares to 39.9%* in 3Q13 and remains relatively stable from the 42.9% reported in 2Q14, while the recurrence ratio was 61.0%, below the 64.1%* reported in 3Q13 and the 61.2% in 2Q14.

*Excluding the non-comparable item that affected expenses in 3Q13.

3Q.14 | EARNINGS RELEASE | 23

Income Taxes

In 3Q14 Santander México reported a tax expense of Ps.782 million compared to Ps.1,762 million in 3Q13, and Ps.948 million in 2Q14.

The effective tax rate for the quarter was 19.4%, which compares to 23.2% in 3Q13 and 20.4% in 2Q14. In a cumulative basis, the effective tax rate for 9M14 was 19.4%, 18 bps higher than the 17.6% reported in 9M13.

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	3Q14	2Q14	3Q13
Tier 1	77,945	75,605	81,439
Tier 2	17,720	17,462	225
Total capital	95,665	93,067	81,664

Risk-weighted assets
Credit risk	389,339	392,703	338,493
Credit, market and operational risk	570,138	577,035	520,638

Credit risk ratios:
Tier 1 (%)	20.0	19.3	24.1
Tier 2(%)	4.6	4.4	0.0
Capitalization ratio (%)	24.6	23.7	24.1

Total capital ratios:
Tier 1(%)	13.7	13.1	15.7
Tier 2 (%)	3.1	3.0	0.0
Capitalization ratio (%)	16.8	16.1	15.7

Banco Santander Mexico’s preliminary capital ratio at period end 3Q14 was 16.8%, compared to 15.7% at period end 3Q13 and 16.1% at period end 2Q14. The 16.8% capital ratio was comprised of 13.7% Tier 1 and 3.1% Tier 2.

As of August 2014, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated September 2014, which is the most recent available analysis.

3Q14 ROAE was 13.6%, versus 19.8% in 3Q13 and 14.1% in 2Q14. The ROAE in 3Q13 was positively affected by the non-comparable item in expenses explained before, excluding this item ROAE would have been 17.4%.

3Q.14 | EARNINGS RELEASE | 24

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

Santander México announced appointment of Ana Botín to chair the board of Banco Santander

On September 10, 2014, Santander México announced that the board of directors of its parent company, Banco Santander S.A., unanimously appointed Ana Botín as chairman of Banco Santander S.A..

Santander México regretted to announce that its parent company´s chairman passed away

On September 10, 2014, Banco Santander’s Chairman Emilio Botín passed away.

Representative Activities

Santander México launched the first agri-business credit card in Mexico
On September 30, 2014, Santander México launched “Super-Agro” the first agri-business credit card in Mexico in coordination with Visa. This credit card is designed to meet the needs of agricultural producers in the country, providing timely access to credit, in line with production cycles. This attractive product will provide a revolving facility with rates starting at TIIE+6% and will finance amounts up to Ps.8 million.

Santander México launched the first co-branded American Express credit card in Mexico

On September 9, 2014, Santander México in alliance with American Express, launched “Santander American Express” credit card. A credit card that offers clients a preferential loyalty program providing access to the American Express platform and insurance products.

Santander México launched a comprehensive program for SMEs
On August 26, 2014, as part of the event "Reformas en Acción: Alianza Pyme " organized by the Ministry of Finance, Santander México launched a comprehensive program that further enhances our strong commitment to the high-potential SMEs market. This is Mexico’s largest financing and service program to-date for this market. Under this initiative, Santander México also seeks to provide SMEs with training programs, foreign trade and employment initiatives so that small and medium-sized companies can gain size and competitiveness. Additionally, a Ps.1.0 billion fund to provide equity related instruments to this segment was established.

Santander México launched “Tu Carrera”
On August 19, 2014, Santander Mexico launched “Tu Carrera” a credit card loyalty program, first of its kind in Mexico, which rewards credit card use with automatic savings to help paying college expenses.

Representative Transactions

Santander México as joint bookrunner in INFONAVIT’s debt issuance
Santander participated as joint bookrunner in INFONAVIT’s debt issuance for Ps.2,845 million with 28 year termmaturity. The issuance was 5.6 times oversubscribed, which allowed closing the book with a 2.49% coupon and a 116 bps spread.

3Q.14 | EARNINGS RELEASE | 25

Santander México as joint bookrunner in PEMEX´s syndicated loan
Santander participated as joint bookrunner in a 10 year, Ps.30 billion syndicated loan for PEMEX.

Santander México as joint bookrunner in Mexichem’s refinancing of a syndicated loan
Santander participated as joint bookrunner in the refinancing of Mexichem’s syndicated loan for US$1,500 million with a ticket of US$150 million.

Santander México as joint bookrunner in Gas Natural’s refinancing of a club deal
Santander participated as joint bookrunner in the refinancing of Gas Natural’s club deal for Ps.3,000 million with a ticket of 25% of the total amount.

Santander México as joint bookrunner in Grupo Hotelero Santa Fe’s IPO
Santander participated as joint bookrunner in Grupo Hotelero Santa Fe’s Initial Public Offering (IPO) for Ps.750 million. The total amount was allocated in the local market.

Santander México participated in a syndicated loan for Techgen
Santander participated in coordination with 15 banks in a US$800 million syndicated loan for Techgen. Proceeds from the loan will be applied to the construction of a combined cycle plant for electric generation.

Santander México as mandated lead arranger in Cinépolis´ syndicated loan
Santander participated as mandated lead arranger in a Ps.600 million syndicated loan for Cinépolis.

AWARDS & RECOGNITION

"Best Infrastucture Bank in Mexico 2014" by Latin Finance

On October 5, 2014, Latin Finance magazine awarded Banco Santander as “Best Infrastucture Bank in Mexico”, aknowledging Santander México’s leadership in this segment as participant in the most relevant and innovative infastructure transactions of the year.

This award recognizes among other factors, the best use of banking and capital markets to finance such projects, the ability of the institution to close operations and partnership with development banks to find innovative funding structures.

Latin Finance acknowledged that Santander has been a major player in the financing of infrastructure projects, oil, gas, and conventional and renewable energy for years, noting its active participation in more than 30 transactions over the past eight years. Thus, Santander ranks as the best positioned to support the funding opportunities that are expected to arise from the energy reform.

"Best Bank in Mexico 2014" by Euromoney

On July 10, 2014, Euromoney magazine awarded Banco Santander as “Best Bank in Mexico” for the third consecutive year, aknowledging “Santander’s ability to confront complex challenges in the current environment and show strength in its balance sheet”.

Euromoney magazine, founded in 1969, is recognized worldwide as a leader in international banking and financial news, as well as for its excellence awards which are benchmark for the financial sector. These awards are decided by Euromoney editors based on objective data such as profitability, growth and efficiency, and the ability of each institution to address complex challenges in times like these.

3Q.14 | EARNINGS RELEASE | 26

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México received the award for innovation and leadership in sustainability

Santander Mexico received the Award for Innovation and Leadership in Sustainability 2014. The city of Querétaro aknowledged Santander México for its results in energy savings achieved by the Contact Center located in this city. With this award, Santander México confirms its position as an environmentally responsible company and adds another award for this building, one of the most modern in the world.

CREDIT RATINGS

Banco Santander México
Ratings
	Moody´s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short term	P-2	F2

Local currency
Long term	A3	BBB+
Short term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Autonomous credit profile (SACP)	-	-
Rating viability (VR)	-	bbb+
Support	-	2
Financial strength	C-	-
Standalone BCA	baa1	-
Outlook	Stable	Stable

Last publication:	12-Feb-14	23-May-14

International Issuances
Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+
Long-term senior unsecured global notes due 2022	A3	BBB+

3Q.14 | EARNINGS RELEASE | 27

Santander Vivienda (formerly ING Hipotecaria)
	Moody’s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3	----

National scale
Long Term	Aaa.mx	AAA(mex)

Standalone BCA	b1	----

Outlook	Stable	Stable

Last publication:	16-jul-14	23-may-14

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global scale
National scale
Long term	A3	_
Short term	Prime-2	_

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Outlook	Stable	Stable

Last publication:	17-Dec-13	23-May-14

Note:
BFSR = Bank Financial Strength Rating
BCA = Baseline Credit Assessments
VR = Viability Ratings
SACP = Stand Alone Credit Profiles

3Q.14 | EARNINGS RELEASE | 28

3Q14 EARNINGS CALL DIAL-IN INFORMATION

Date:	Tuesday, November 4, 2014

Time:	09:00 AM (MCT); 10:00 AM (US ET)

Dial-in Numbers:	1-888-254-2824 US & Canada; 1-913-312-1450 International & Mexico

Access Code:	8659626

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1045618

Replay:	Starting on Tuesday, November 4, 2014 at 1:00 pm US ET (12:00 pm MCT), and ending on Tuesday, November 11, 2014 at 11:59 pm US ET (10:59 pm MCT)

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico

Access Code: 8659626

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Bradesco, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, Finamex, GBM, Goldman Sachs, HSBC, Independent Research, Interacciones, JP Morgan, Monex Casa de Bolsa, Morgan Stanley, Morningstar, Nau Securities, RBC, Scotiabank, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Note:

•	Annualized figures are calculated as follows 9M14/3x4
•	Average figures are calculated using 4Q13 and 3Q14

3Q.14 | EARNINGS RELEASE | 29

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2014, Santander México had total assets of Ps.930.4 billion under Mexican Banking GAAP and more than 11 million customers. Headquartered in Mexico City, the Company operates 1,042 branches and 257 offices nationwide and has a total of 15,404 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is Ps.13.4330.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx
Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx
Investor Relations Team
investor@santander.com.mx	www.santander.com.mx

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations

3Q.14 | EARNINGS RELEASE | 30

concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our  annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

3Q.14 | EARNINGS RELEASE | 31

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q.14 | EARNINGS RELEASE | 32

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos

			2014				2013
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	97,474	91,384	94,408	89,654	72,419	84,994	102,461

Margin accounts	3,203	3,392	2,894	3,265	3,664	3,134	3,830

Investment in securities	231,705	219,044	218,047	170,244	187,456	219,869	201,150
Trading securities	156,247	143,491	149,772	103,503	127,070	160,761	158,619
Securities available for sale	70,038	70,175	62,944	61,455	55,132	53,908	37,384
Securities held to maturity	5,420	5,378	5,331	5,286	5,254	5,200	5,147

Debtors under sale and repurchase agreements	10,689	10,471	8,413	35,505	19,069	8,906	21,148

Derivatives	73,888	88,209	73,878	73,619	75,844	72,042	94,565
Trading purposes	72,891	87,566	73,422	73,319	75,691	71,810	94,178
Hedging purposes	997	643	456	300	153	232	387

Valuation adjustment for hedged financial assets	(65)	85	29	4	125	64	246

Performing loan portfolio
Commercial loans	256,496	261,976	236,610	227,636	228,337	220,224	213,471
Commercial or business activity	204,255	205,210	189,995	187,903	196,431	188,480	175,379
Financial entities loans	5,226	5,901	3,859	2,246	1,912	779	451
Government entities loans	47,015	50,865	42,756	37,487	29,994	30,965	37,641
Consumer loans	70,917	69,372	67,069	66,609	65,400	63,464	61,906
Mortgage loans	97,698	94,655	91,739	86,644	74,297	72,787	70,448
Total performing loan portfolio	425,111	426,003	395,418	380,889	368,034	356,475	345,825

Non-performing loan portfolio
Commercial loans	8,709	7,152	6,910	7,280	5,608	3,899	1,823
Commercial or business activity	8,709	7,152	6,909	7,280	5,608	3,899	1,815
financial Institutions	0	0	1	0	0	0	8
Consumer loans	2,755	2,933	2,895	2,696	2,668	2,606	2,261
Mortgage loans	4,900	4,587	4,126	4,067	2,485	2,380	2,358
Total non-performing portfolio	16,364	14,672	13,931	14,043	10,761	8,885	6,442
Total loan portfolio	441,475	440,675	409,349	394,932	378,795	365,360	352,267

Allowance for loan losses	(16,631)	(16,397)	(16,081)	(16,222)	(15,779)	(15,989)	(11,954)
Loan portfolio (net)	424,844	424,278	393,268	378,710	363,016	349,371	340,313

Acrrued income receivable from securitization transactions	127	128	127	124	0	0	0
Other receivables (net)	61,354	55,613	48,641	42,866	58,109	69,513	72,856
Foreclosed assets (net)	328	357	344	425	140	126	136
Property, furniture and fixtures (net)	4,699	4,664	4,704	4,773	4,328	4,113	4,058
Long-term investment in shares	135	112	162	145	122	117	167
Deferred taxes and deferred profit sharing (net)	17,985	17,953	18,067	18,088	16,998	14,672	11,049

Deferred charges, advance payments and intangibles	3,850	3,971	4,085	4,173	3,867	3,823	3,875
Other	203	200	206	202	178	175	169

Discontinued operations assets	0	0	0	0	887	745	712

Total assets	930,419	919,861	867,273	821,797	806,222	831,664	856,735

3Q.14 | EARNINGS RELEASE | 33

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos

			2014				2013
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	464,071	447,680	423,375	430,921	414,963	404,712	410,825
Demand deposits	285,861	259,046	255,062	257,892	240,947	218,606	226,503
Time deposits – general public	113,322	120,592	122,896	120,160	129,344	130,599	124,871
Time deposits – money market	38,960	45,470	23,123	26,616	19,233	29,498	23,546
Credit instruments issued	25,928	22,572	22,294	26,253	25,439	26,009	35,905

Bank and other loans	47,472	42,492	42,854	45,380	29,688	27,086	31,094
Demand loans	5,453	9,000	7,014	4,341	6,506	9,659	9,075
Short-term loans	20,561	18,396	17,537	19,377	16,174	15,513	19,726
Long-term loans	21,458	15,096	18,303	21,662	7,008	1,914	2,293

Creditors under sale and repurchase agreements	118,054	127,905	114,581	77,132	108,890	127,376	116,299

Collateral sold or pledged as guarantee	14,968	9,654	17,956	12,339	8,745	18,316	18,130
Securities loans	14,968	9,654	17,956	12,339	8,745	18,316	18,130

Derivatives	76,404	90,416	74,146	73,425	75,725	73,498	92,751
Trading purposes	74,654	86,500	71,705	72,033	73,955	72,264	91,132
Hedging purposes	1,750	3,916	2,441	1,392	1,770	1,234	1,619

Other payables	86,301	81,912	78,366	70,302	66,493	77,766	83,789
Income taxes payable	11	13	7	807	148	180	284
Employee profit sharing payable	171	130	277	233	272	97	83
Creditors from settlement of transactions	52,452	45,139	55,583	28,687	40,906	52,312	62,970
Payable for cash collateral received	3,745	3,941	4,370	4,944	4,781	4,215	6,158
Sundry creditors and other payables	29,922	32,689	18,129	35,631	20,386	20,962	14,294

Subordinated credit notes	17,456	17,192	17,043	16,824	0	0	0

Deferred revenues and other advances	589	698	846	773	838	919	1,011

Discontinued operations	0	0	0	0	386	294	317

Total liabilities	825,315	817,949	769,167	727,096	705,728	729,967	754,216

Paid-in capital	48,170	48,170	48,165	48,128	47,908	47,881	47,776
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,813	11,813	11,808	11,771	11,551	11,524	11,419

Other capital	56,934	53,742	49,941	46,573	52,586	53,816	54,743
Capital reserves	1,944	1,944	1,851	1,851	1,851	1,851	349
Retained earnings	45,005	44,990	45,140	24,240	36,190	43,369	48,979
Result from valuation of available for sale securities, net	(225)	203	(422)	(427)	(99)	(215)	762
Result from valuation of cash flow hedge instruments, net	10	(350)	104	24	(108)	(59)	(74)
Net income	10,190	6,946	3,259	20,876	14,742	8,860	4,717
Non-controlling interest	10	9	9	9	10	10	10
Total stockholders´equity	105,104	101,912	98,106	94,701	100,494	101,697	102,519

Total liabilities and stockholders´ equity	930,419	919,861	867,273	821,797	806,222	831,664	856,735

3Q.14 | EARNINGS RELEASE | 34

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos

			2014				2013
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	66	88	86	100	81	675	56
Liquidation of client transactions	(109)	(21)	(323)	589	(364)	(1,245)	(47)
Dividends on behalf of clients	1	1	0	0	1	1	1

Custody services
Assets under custody	172,370	262,330	288,930	267,977	255,157	579,068	290,289

Transactions on behalf of third parties
Sale and repurchase agreements	40,202	32,870	57,553	58,432	55,615	71,235	38,874
Security loans on behalf of clients	905	918	829	528	946	1,121	1,201
Collaterals received as guarantee on behalf of clients	245,112	235,791	240,524	237,455	240,592	2,023	28,283
Acquisition of derivatives	200,734	226,708	237,635	246,684	253,974	267,400	291,038
Sale of derivatives	268,444	288,587	325,240	365,134	425,602	479,013	526,154

Total on behalf of third parties	927,725	1,047,272	1,150,474	1,176,899	1,231,604	1,399,291	1,175,849

Proprietary record accounts

Contingent assets and liabilities	2,047	326	448	561	848	615	827

Credit commitments
Trusts	133,983	135,503	132,085	133,101	125,762	123,172	127,435
Mandates	290	277	265	274	1,627	1,612	1,596

Assets in custody or under administration	3,406,089	3,298,168	3,757,406	3,543,470	3,682,981	4,006,969	3,567,360

Credit commitments	159,145	153,560	158,421	158,521	150,895	155,912	155,483

Collateral received	98,230	56,094	93,842	99,277	73,667	60,377	154,943

Collateral received and sold or pledged as guarantee	70,679	33,660	66,869	50,891	45,016	31,663	115,180

Uncollected interest earned on past due loan portfolio	1,708	1,704	2,078	1,229	1,473	1,447	1,414

Other record accounts	612,167	606,796	560,285	544,290	550,281	533,246	512,526

Total	4,484,338	4,286,088	4,771,699	4,531,614	4,632,550	4,915,013	4,636,764

3Q.14 | EARNINGS RELEASE | 35

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.14 | EARNINGS RELEASE | 36

Grupo Financiero Santander México
Consolidated statement of income
Millions of mexican pesos

				2014					2013
	9M	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	42,286	14,299	14,345	13,642	55,136	13,663	13,664	14,201	13,608
Interest expense	(14,507)	(4,775)	(5,083)	(4,649)	(19,106)	(4,279)	(4,553)	(5,302)	(4,972)
Net interest income	27,779	9,524	9,262	8,993	36,030	9,384	9,111	8,899	8,636

Provisions for loan losses	(10,955)	(3,814)	(3,672)	(3,469)	(12,852)	(3,598)	(3,102)	(3,348)	(2,804)
Net interest income after provisions for loan losses	16,824	5,710	5,590	5,524	23,178	5,786	6,009	5,551	5,832

Commission and fee income	12,508	4,222	4,225	4,061	15,364	3,998	3,894	3,650	3,822
Commission and fee expense	(2,455)	(883)	(934)	(638)	(2,483)	(688)	(593)	(598)	(604)
Net gain (loss) on financial assets and liabilities	2,562	651	1,358	553	3,014	102	555	1,308	1,049
Other operating income	902	240	302	360	1,726	407	449	475	395
Administrative and promotional expenses	(17,761)	(5,938)	(5,921)	(5,902)	(19,069)	(5,730)	(2,737)	(5,314)	(5,288)
Operating income	12,580	4,002	4,620	3,958	21,730	3,875	7,577	5,072	5,206

Equity in results of associated companies	57	24	16	17	82	24	16	27	15

Operating income before income taxes	12,637	4,026	4,636	3,975	21,812	3,899	7,593	5,099	5,221

Current income taxes	(2,204)	(624)	(818)	(762)	(4,897)	139	(1,030)	(2,938)	(1,068)
Deferred income taxes (net)	(242)	(158)	(130)	46	2,045	154	(732)	2,107	516

Income from continuing operations	10,191	3,244	3,688	3,259	18,960	4,192	5,831	4,268	4,669

Discontinued operations	0	0	0	0	1,918	1,943	51	(124)	48

Consolidated net income	10,191	3,244	3,688	3,259	20,878	6,135	5,882	4,144	4,717

Non-controlling interest	(1)	0	(1)	0	(2)	(1)	0	(1)	0
Net income	10,190	3,244	3,687	3,259	20,876	6,134	5,882	4,143	4,717

3Q.14 | EARNINGS RELEASE | 37

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.14 | EARNINGS RELEASE | 38

Grupo Financiero Santander México
Consolidated statements of changes in stockholders’ equity
From January 1st to September 30, 2014
Millions of mexican pesos

	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2013	36,357	11,771	1,851	24,240	(427)	24	20,876	9	94,701
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			93	20,783			(20,876)
TOTAL	0	0	93	20,783	0	0	(20,876)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					202				202
Result from valuation of cash flow hedge instruments, net						(14)			(14)
Recognition of share-based payments		72							72
Shares held by treasury		(30)							(30)
Recoveries of allowance for loan losses previously applied to retained earnings				16					16
Cumulative effect of change in methodology for measuring allowance for loan losses with respect to financial entities loans portfolio				(58)					(58)
Share of comprehensive income of associated companies accounted by the equity method				24					24
Net income							10,190	1	10,191

TOTAL	0	42	0	(18)	202	(14)	10,190	1	10,403

BALANCE AS OF SEPTEMBER 30, 2014	36,357	11,813	1,944	45,005	(225)	10	10,190	10	105,104

3Q.14 | EARNINGS RELEASE | 39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.14 | EARNINGS RELEASE | 40

Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1st to September 30, 2014
Millions of mexican pesos

OPERATING ACTIVITIES
Net income		10,190
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(611)
Equity in income of unconsolidated subsidiaries and associates	(57)
Depreciation of property, furniture and fixtures	587
Amortizations of intangible assets	686
Recognition of share-based payments	72
Current and deferred income taxes	2,446	3,123
		13,313

OPERATING ACTIVITIES
Margin accounts		62
Investment in securities		(61,139)
Debtors under sale and repurchase agreements		24,815
Derivatives-asset		(223)
Loan portfolio-net		(46,216)
Accrued income receivable from securitization transactions		(3)
Foreclosed assets		97
Other operating assets		(14,532)
Deposits		33,149
Bank and other loans		2,093
Creditors under sale and repurchase agreements		40,921
Collateral sold or pledged as guarantee		2,629
Derivatives-liability		2,979
Subordinated debentures		632
Other operating liabilities		17,376
Payments of income taxes		(7,925)

Net cash provided by (used in) operating activities		8,028

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		11
Payments for acquistion of property, furniture and fixtures		(518)
Cash dividends received		70
Payments for acquisition of intangible assets		(416)

Net cash provided by (used in) investing activities		(853)

FINANCING ACTIVITIES

Recovery of reserves previously applied to retained earnings		16

Net cash used in financing activities		16

Net increase in cash and cash equivalents		7,191

Adjustment to cash flows for changes in exchange rate		629

Funds available at the beginning of the year		89,654

Funds available at the end of the year		97,474
These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

3Q.14 | EARNINGS RELEASE | 41

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.14 | EARNINGS RELEASE | 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q.14 | EARNINGS RELEASE | 43

Significant accounting policies

The significant accounting policies applied by Santander Mexico (“Grupo Financiero Santander Mexico”, “Financial Group” or the “Group”)  are in conformity with the accounting criteria established by the Commission in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (“the provisions”), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards as promulgated by the Mexican Board of Financial Reporting Standards (“CINIF”), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institntions its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

On March 26, 2014, the Commission made certain amendments to the methodology for determining the allowance for loan losses under Article 75 in relation to subsections II and III of Article 224 of the Bankruptcy Act, and with regards to these loans as specified by subsection VIII of Article 43 of this Act, to continue to receive payments. This derived from the modification of the Bankruptcy Act which occurred on January 10, 2014.

Additionally, the Commission published in the Federal Official Gazette on September 24, 2014 amendments to Criterion B-6, “Credit Portfolio” in order to make it consistent with the changes to the methodology in the allowance for loan losses mentioned within the previous paragraph. These amendments took effect the day after publication.

Thus, modifications to this accounting Criterion includes adaptions to the definition of non-performing loans to exclude those loans in bankruptcy but continue to receive payment in terms of the specifications of subsection VIII of Article 43 of the Bankruptcy Act, or be granted under Article 75 in relation to subsections II and III of Article 224 of the Act. Likewise, these modifications have changed the definition of payment.

Changes in the Financial Reporting Standards (FRS) issued by the Mexican Board of Financial Reporting Standards, or CINIF (Spanish acronym), applicable to the Group

As of January 1, 2014, the Group adopted the following FRS:

FRS C-11, Shareholders’ equity
FRS C-12, Financial Instruments with liability and capital characteristics
Improvement to FRS 2014

Some of the main changes established by these standards are:

FRS C-11, Shareholders’’ Equity – The previous Bulletin C-11 established that in order for installments for future capital increases to be filed in the shareholders’ equity there must be “…a resolution in the partners’ or owners’ meeting to be applied for increases of capital stock in the future….”. This FRS requires in addition for the price per share to be issued for such installments to be fixes and that it is established that it cannot be reimbursed prior to capitalizing, to qualify as shareholders’ equity. In addition it generically indicates when a financial instrument meets the capital characteristics to be deemed as such, given that otherwise it would be a liability.

FRS C-12, Financial instruments with liability and capital characteristics – Establishes that the main characteristics for a financial instrument to qualify as a capital instrument is that the holder thereof is exposed to the entity’s risks

3Q.14 | EARNINGS RELEASE | 44

and benefits, instead of having a right to collect a fix amount from the entity. The main change in the qualification of a redeemable capital instrument, such as a preferred share, consists in establishing that, as an exception, when certain conditions are met indicated in this standard, among it points out that the exercise of the redemption, can be enforced only until the liquidation of the corporation, while there is no other unavoidable payment obligation in favor of the holder, the redeemable instrument is qualified as capital. The concept of subordination is incorporated; a crucial element to this standard, given that if a financial instrument has payment or reimbursement preference before other instruments it would qualify as liability, given the existing obligation to settle it. it is allowed to classify an instrument as capital with the option to issue a fix number of shares at a fix price provided in a currency other than the functional currency of the issuer, provided the option is held by all the owners of the same class of capital instruments, proportionally to their ownership.

Improvements to FRS 2014 –The purpose of the Improvements to the Financial Reporting Standards 2014 (Improvements to FRS 2014) incorporate in the Financial Reporting Standards changes and statements in order to establish a more adequate regulation approach.

The Improvements to FRS are classified in those improvements that generate accounting changes in assessment, filing or disclosure of financial statements of the entities in those improvements that are amendments to the FRS to clarify the same, that help establish a more clear and comprehensive regulation approach; given that these are clarifications, they do not generate accounting changes to the entities’ financial statements.

The Improvements to the FRS that generate accounting changes are the following:

FRS C-5, Early payments – A paragraph was added to establish that when an entity purchases goods or services which payment is denominated in foreign currency and with respect to which early payments are made to the receipt thereof, the exchange fluctuations between its functional currency and the payment currency should not affect the amount acknowledged of the early payment.

Bulletin C-15, Impairment in the value of long term assets and their disposal – Bulletin C-15 is modified to indicate that the capitalization of losses due to detriment in the value of any asset is not allowed. It is also amended to establish that general balances of previous periods that present comparatives should not be restructured for the filing of assets and liability in connection with discontinued transactions, eliminating the actual difference in connection with the provisions of the International Financial Reporting Standard (IFRS) 5, Non-current Assets Held for Sale and Discontinued Operations.

Improvements to FRS that do not generate accounting changes are the following:

Bulletin C-9, Liability, provisions, contingent assets and liabilities and commitments – The term “affiliate” is eliminated given that is not of international use, the term of common use currently is “related party”.

Bulletin C-15, Impairment in the value of long term assets and their disposal –  The definition of the term appropriate discount rate that must be used to determine the value of required use in the detriment test is modified to clarify that such appropriate discount rated should be under real or nominal terms, depending on the financial hypothesis used in the cash flow projections.

Loan rescheduling plans for clients affected by natural disasters

By Memorandum No. P-110/2014 dated September 19, 2014, the Commission approved the application of special accounting methods to provide assistance to Grupo Financiero Santander’s debt holders who were affected by flooding and damages caused by the hydrometeorological event "Odile", the occurrence of severe rain and other disturbing natural phenomena affecting various parts of the state of Baja California Sur.

This loan rescheduling plans will apply to those customers whose address or the payment source is located in areas that were declared as disaster areas by the “Secretaría de Gobernación” in the Federal Official Gazette. These supports, intended to help in the economic recovery of the affected area by implementing various measures, include:

3Q.14 | EARNINGS RELEASE | 45

1.
Those loans with a single payment of principal at maturity and periodic interest payments, as well as loans with a single payment of principal and interest at maturity, which are renewed or restructured shall not be considered as past due in terms of the Accounting Criteria B-6 "Loan Portfolio" of the Commission. It is required that the new maturity to be granted does not exceed three months from the original expiration date.

This, provided that the loans were performing at the date of the phenomenon and that the corresponding procedures of renewal or restructuring are completed within 120 calendar days after the date of the phenomenon.

2.
Loans with periodic payments of principal and interest, which are subject to restructuring or renewal, may be considered as performing loans at the time of the renewal or the restructuring, without applying the following requirements to be classified as non-performing in accordance with the terms of the Accounting Criteria B-6, "Loan Portfolio" of the Commission, which consist of:

i)	Not having occurred at least 80% of the original term of the loan:

a)	the borrower has covered all of the accrued interest, and
b)	has covered the principal of the original loan amount at the date of renewal or restructuring that should have been covered.

ii)	During the course of the final 20% of the original term of the loan:

a)	settled all accrued interest;
b)	covered the entire original loan amount at the date of renewal or restructuring that should have been covered, and
c)	covered 60% of the original loan amount.

This provided that the loans are performing at the date of the phenomenon and that the corresponding procedures for renewal or restructuring are completed within 120 calendar days after the date of the phenomenon. It is required that the new maturity is granted not more than three months from the original expiration date.

3.
Loans that from their inception were classified as revolving, which are restructured or renewed within 120 calendar days from the occurrence of the phenomenon, shall not be considered as past due in terms of the Accounting Criteria B-6, " Loan Portfolio " of the Commission. This benefit may not exceed three months from the original expiration date.

This provided that the loans are performing portfolio at the date of the phenomenon.

4.	Loans indicated in the preceding paragraphs shall not be considered as restructured in terms of the Accounting Criteria B-6, "Loan Portfolio" of the Commission.

On September 30, 2014, the Financial Group received support requests from some of its borrowers that were affected by the floods caused by hurricane Odile; the supports consisted in differing the expirations 60 days from the original terms. The credit portfolio balance that received these supports increased to Ps.136.

The borrowers, who received the aforementioned supports, are up to date in their payments, both of principal and interest.

3Q.14 | EARNINGS RELEASE | 46

Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	SEPTEMBER 2014			SEPTEMBER 2013			SEPTEMBER 2012

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	10,190	6,786,394,913	1.50	14,742	6,786,394,913	2.17	14,512	6,786,394,913	2.14

Treasury shares		(11,499,345)			(13,412,565)

Diluited earnings per share	10,190	6,774,895,568	1.50	14,742	6,772,982,348	2.17	14,512	6,786,394,913	2.14

Plus loss / less (profit):

Discontinued operations				25			(80)
Continued fully diluted earnings per share	10,190	6,774,895,568	1.50	14,767	6,772,982,348	2.18	14,432	6,786,394,913	2.13

Balance outstanding shares as of September 30, 2014		6,774,854,818

3Q.14 | EARNINGS RELEASE | 47

Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of September 30, 2014			As of September 30, 2013
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	40,340	34,796	22,338	40,760	23,637	8,022
Margin Accounts	0	3,203	0	0	3,664	0
Investment in securities	0	155,916	75,789	0	127,040	60,416
Debtors under sale and repurchase agreements	0	10,689	0	0	19,069	0
Derivatives	0	72,891	997	0	75,691	153
Valuation adjustment for hedged financial assets	0	0	(65)	0	0	125
Total loan portfolio	344,759	96,551	165	283,268	95,249	278
Allowance for loan losses	(13,106)	(3,525)	0	(12,712)	(3,067)	0
Loan Portfolio (net)	331,653	93,026	165	270,556	92,182	278
Accrued income receivable from securitization transactions	0	0	127	0	0	0
Other receivables (net)	1,448	47,774	12,132	1,703	48,686	7,720
Foreclosed assets (net)	13	1	314	12	1	127
Properties, furniture and fixtures (net)	3,971	669	59	3,657	616	55
Long-term investments in shares	0	0	135	0	0	122
Deferred taxes and deferred profit sharing (net)	0	0	0	0	0	0
Deferred charges, advance payments, intangibles assets	0	0	17,985	0	0	16,998
Other assets	1,666	610	1,777	1,651	973	1,421
Discontinued operations	0	0	0	0	0	887
Total assets	379,091	419,575	131,753	318,339	391,559	96,324

Liabilities
Deposits	318,646	65,321	54,176	295,352	56,076	38,096
Credit instruments issued	0	5,461	20,467	0	768	24,671
Bank and other loans	20,138	244	27,090	14,495	191	15,002
Creditors under sale and repurchase agreements	17,782	48,517	51,755	39,868	62,179	6,843
Collateral sold or pledged as guarantee	0	14,968	0	0	8,745	0
Derivatives	0	74,654	1,750	0	73,956	1,769
Other payables	28,675	56,698	928	14,515	46,155	5,823
Subordinated debentures	0	0	17,456	0	0	0
Deferred revenues	589	0	0	838	0	0
Discontinued operations	0	0	0	0	0	386
Total liabilities	385,830	265,863	173,622	365,068	248,070	92,590
Total stockholders' equity	42,760	12,601	49,743	37,855	12,745	49,894
Total liabilities and stockholders' equity	428,590	278,464	223,365	402,923	260,815	142,484

3Q.14 | EARNINGS RELEASE | 48

Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos

	9M14			9M13
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	24,621	2,928	230	22,072	2,382	2,192
Provisions for loan losses	(10,420)	(535)	0	(8,893)	(361)	0
Net interest income after provisions for loan losses	14,201	2,393	230	13,179	2,021	2,192
Commission and fee income (expense), net	8,905	1,196	(48)	8,217	1,344	10
Net gain (loss) on financial assets and liabilities	562	1,661	339	482	2,235	195
Other operating income (expense)	1,087	9	(194)	1,117	13	189
Administrative and promotional expenses	(15,876)	(1,740)	(145)	(11,601)	(1,691)	(47)
Operating income	8,879	3,519	182	11,394	3,922	2,539
Equity in results of associated companies	0	0	57	0	0	58
Operating income before income taxes	8,879	3,519	239	11,394	3,922	2,597

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

3Q.14 | EARNINGS RELEASE | 49

Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of September 30, 2014
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	367,067	1,327	1,333	200	2,859
Risk "A-1"	290,572	934	237	127	1,297
Risk "A-2"	76,495	393	1,096	73	1,562
Risk "B"	64,520	775	1,808	136	2,718
Risk "B-1"	24,317	182	704	65	951
Risk "B-2"	22,064	268	465	42	775
Risk "B-3"	18,139	325	639	29	992
Risk "C"	18,715	380	1,378	291	2,049
Risk "C-1"	11,596	295	445	114	854
Risk "C-2"	7,119	85	933	177	1,195
Risk "D"	15,669	2,648	3,027	779	6,455
Risk "E"	4,268	1,798	436	179	2,414
Total rated portfolio	470,239	6,928	7,982	1,585	16,495

Provisions created					16,495
Complementary provisions					136
Total					16,631

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of September 30, 2014.
2.
Loan Portfolio and the methodology are graded according the rules issued by CNBV.
From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.
From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.
From June 2013, the bank implemented new rules for grading commercial loans.
From June 2014, the bank implementes new rules for grading financial institutions loans.

3.
Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commisssion, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commisssion in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.6.8 million, as well as to cover the cost of Governmental Programs.

3Q.14 | EARNINGS RELEASE | 50

Annex 2
Financial ratios according to CNBV

Grupo Santander México
Percentages
	3Q14	2Q14	3Q13	9M14	9M13

NPL ratio	3.7	3.3	2.8	3.7	2.8

Coverage ratio	101.6	111.8	146.6	101.6	146.6

Efficiency ratio	2.6	2.7	1.3	2.6	2.2

ROAE	12.5	14.7	23.3	13.1	19.4

ROAA	1.4	1.7	2.9	1.5	2.4

Capitalization Ratio:
Credit risk	24.6	23.7	24.1	24.6	24.1
Credit, market and operations risk	16.8	16.1	15.7	16.8	15.7

Liquidity	103.7	106.5	96.6	103.7	96.6

NIM (Net Interest Margin)	2.8	2.8	3.3	2.7	3.2

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

3Q.14 | EARNINGS RELEASE | 51

Grupo Financiero Santander México
Notes to consolidated financial statements
As of September 30, 2014
(Millions of pesos, except for number of shares)

1. Investment in securities

Financial instruments are constituted as follows:
Accounting value
Trading Securities:
Bank securities	6,867
Government securities	142,578
Private securites	2,380
Shares	4,422
156,247

Securities available for sale:
Bank securities	503
Government securities	63,600
Private securities	5,904
Shares	31
70,038

Securities held until maturity:
Government securities (special cetes)	5,420
5,420

Total	231,705

2. Sale and repurchase agreements

The sale and repurchase agreements is constituted as follows:
Net Balance
Debit Balances
Bank securities	4,164
Government securities	6,525
Private securities	0
Total	10,689

Credit balances
Bank securities	5,889
Government securities	106,735
Private securities	5,430
Total	118,054
(107,365)

3Q.14 | EARNINGS RELEASE | 52

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book value

PEMEX3 030519	03-may-19	8.00%	470
PEMEX3 210121	21-jan-21	5.50%	416
PEMEX 020622	02-jun-22	8.25%	844
PEMEX2 151215	15-dec-15	5.75%	1,411
PEM0001 150716	16-jul-15	9.91%	3,719
		Total	6,860

Tier 1 Capital as of September 30, 2014			95,665
5 % of Tier 1 Capital			4,783

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30, 2014, are as follows:

Trading: Swaps
Interest rate	3,811,962
Cross currency	662,860

Futures	Buy	Sell
Interest rate	0	206,973
Foreign currency	1,343	2,700
Index	6,873	3,570
Equity	3	0

Forward contracts
Interest rate	0	3,000
Foreign currency	200,617	8,814
Equity	4,523	10,871

Options	Long	Short
Interest rate	192,195	207,489
Foreign currency	44,765	47,686
Index	160,492	160,714
Equity	191	3,661
Total trading derivatives	5,085,824	655,478

Hedging: Cash flow
Interest rate swaps	2,050
Cross currency swaps	39,139
Foreign exchange forwards	34,316

Fair value
Interest rate swaps	7,683
Cross currency swaps	6,737
Total hedging derivatives	89,925

Total financial instruments	5,175,749	655,478

3Q.14 | EARNINGS RELEASE | 53

5. Performing loan portfolio

The loan portfolio, by type of loan and currency, as of September 30, 2014, is constituted as follows:
	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	155,554	48,700	1	204,255
Financial entities	5,112	114	0	5,226
Government entities	30,924	16,091	0	47,015
Commercial loans	191,590	64,905	1	256,496
Consumer loans	70,917	0	0	70,917
Mortgage loans	92,139	811	4,748	97,698
Total performing loan portfolio	354,646	65,716	4,749	425,111

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	7,868	841	0	8,709
Commercial loans	7,868	841	0	8,709
Consumer loans	2,755	0	0	2,755
Mortgage loans	3,346	108	1,446	4,900
Total non-performing loan portfolio	13,969	949	1,446	16,364

The analysis of movements in non-performing loans from January 1 to September 30, 2014, is as follows:

Balance as of December 31, 2013		14,043

Transfer from performing loan portfolio to non-performing loan portfolio		18,476

Collections:
Cash	(2,204)
Transfer to performing loan portfolio	(3,107)	(5,311)

Restructured loans		(210)

Write-offs		(10,634)
Balance as of September 30, 2014		16,364

3Q.14 | EARNINGS RELEASE | 54

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to September 30, 2014 is as follows:

Balance as of December 31, 2013	16,222

Allowance for loan losses	10,955
Recoveries credited in results from retained earnings	(16)
Write-offs	(10,634)
Charge to capital due to methodology change (financial entities loans)	83
Foreign exchange result	21
Balance as of September 30, 2014	16,631

The table below presents a summary of write-offs by type of product as of September 30, 2014:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	938	81	1,019	28%
Mortgage loans	443	46	489	14%
Credit card loans	1,201	34	1,235	34%
Consumer loans	844	16	860	24%
Total	3,426	177	3,603	100%

Second quarter
Commercial loans	652	34	686	20%
Mortgage loans	161	36	197	6%
Credit card loans	1,334	28	1,362	40%
Consumer loans	1,172	14	1,186	35%
Total	3,319	112	3,431	100%

Third quarter
Commercial loans	615	17	632	17%
Mortgage loans	65	32	97	3%
Credit card loans	1,876	26	1,902	53%
Consumer loans	957	12	969	27%
Total	3,513	87	3,600	100%

Accumulated 2014
Commercial loans	2,205	132	2,337	22%
Mortgage loans	669	114	783	8%
Credit card loans	4,411	88	4,499	42%
Consumer loans	2,973	42	3,015	28%
Total	10,258	376	10,634	100%

3Q.14 | EARNINGS RELEASE | 55

Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on March, 2001; as of September 30, 2014, there are MX$12 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of Grupo Financiero Serfin. As of December 31 2013, such allowances totaled Mx$26 million.

During the third quarter of 2014, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(15)
Remeasurement of Udis reserves and foreign exchange effect	0
(15)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the third quarter of 2014, charges due to income statement due to recoveries of previously written-off loans amounted Mx$16 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of September 30, 2014, the accounts receivable from the Federal Government are Mx$108 million, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.	Support Program for Mortgages Debtors (Support Program);

2.	Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3.	Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the CNBV. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de Mexico, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such CNBV and they shall deliver all the information requested by the CNBV for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

3Q.14 | EARNINGS RELEASE | 56

10. Average interest rates paid on deposits

The average interest rates paid on deposits during September 2014, is as follow:

	Pesos	USD

Average balance	196,990	28,982
Interest	743	9
Rate	1.4750%	0.1174%

11. Bank and other loans

As of September 30, 2014, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	rate	Maturity

Loans in mexican pesos

Call money	1,919	2.76%	1 day
Local bank loans	5,500	3.45%	From 2 years to 4 years
Public fiduciary funds	4,090	3.47%	From 1 day to 18 years
Development banking institutions	16,397	5.96%	From 1 day to 23 years
Total	27,906
Loans in foreign currency

Foreign bank loans	15,887	0.78%	From 1 day to 7 years
Call money	3,302	0.39%	1 day
Public fiduciary funds	207	1.21%	From 1 day to 4 years
Development banking institutions	143	5.19%	From 2 days to 2 years
Total	19,539

Total loans	47,445
Accrued interests	27

Total bank and other Loans	47,472

12. Current and deferred taxes

Current taxes as of September 30, 2014

Income taxes	1,022
Deferred taxes	40	(1)
Total Bank	1,062
Current and deferred taxes from other subsidiaries	(3,508)
Total Financial Group	(2,446)

(1) Deferred taxes are broken down as follows:

Preventive provisions for un-deducted credit risks	227
Fixed assets and deferred charges	25
Net effect from financial instruments	306

3Q.14 | EARNINGS RELEASE | 57

Accrued liabilities	30
Others	(548)
Total Bank	40
Allowance for loan losses of subsidiaries, net	(421)
Others, subsidiaries	2,827
Deferred income tax (net), Financial Group	2,446

As of September 30, 2014, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,824
Other	8,161
Total deferred income tax (net)	17,985

Deferred taxes registered in balance sheet accounts	17,985
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of September 30 2014, the deferred EPS is comprised as follows:

Deferred EPS asset:
Allowance for loan losses deducting outstanding	1,581
Fixed assets and deferred charges	645
Accrued liabilities	345
Capital losses carryforward	963
Commissions and interests early collected	116
Foreclosed assets	37
Net effect from financial instruments	1
Deferred EPS asset:	3,688

Deferred EPS liability:
Net effect from financial instruments	(182)
Labor provisions	(34)
Advanced prepayments	(44)
Others	(33)
Deferred EPS liability	(293)

Less - Reserve	(181)

Deferred EPS asset (net)	3,214

14. Capitalization Ratio

Banco Santander (Mexico), S.A.

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	48,890
3	Other elements of other comprehensive income (and other reserves)	19,515

3Q.14 | EARNINGS RELEASE | 58

4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	103,202
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	1,746
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	6
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	47
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	885
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	20,837
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	18,415
F	of which: investments in risk capital	0

3Q.14 | EARNINGS RELEASE | 59

G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	667
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,755
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	25,258
29	Level 1 Common Capital (CET1)	77,945
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	77,945
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	17,518
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0

3Q.14 | EARNINGS RELEASE | 60

50	Reserves	202
51	Level 2 capital before regulation adjustments	17,720
	Level 2 capital : regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	17,720
59	Total stock (TC = T1 + T2)	95,665
60	Assets weighted by total risk	570,138
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	13.67%
62	Level 1 Stock (as percentage of assets weighted by total risks)	13.67%
63	Total capital (as percentage of assets weighted by total risks)	16.78%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	6.67%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,883

3Q.14 | EARNINGS RELEASE | 61

Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

3Q.14 | EARNINGS RELEASE | 62

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

3Q.14 | EARNINGS RELEASE | 63

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.

3Q.14 | EARNINGS RELEASE | 64

26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.

3Q.14 | EARNINGS RELEASE | 65

30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.

3Q.14 | EARNINGS RELEASE | 66

58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

3Q.14 | EARNINGS RELEASE | 67

Table II.1

Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic capital 1	77,945	13.67%	0	77,945	13.67%
Basic capital 2	0	0.00%	0	0	0.00%
Basic capital	77,945	13.67%	0	77,945	13.67%
Complementary capital	17,720	3.11%	0	17,720	3.11%
Net capital	95,665	16.78%	0	95,665	16.78%
Assets weighted subject to total risks (APSRT)	570,138	Not aplicable	Not aplicable	570,138	Not aplicable
Capitalization index	16.78%	Not aplicable	Not aplicable	16.78%	Not aplicable

Table III.1
Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	916,135
BG1	Available	97,406
BG2	Margin accounts	2,617
BG3	investment in securities	230,886
BG4	Repurchase debtors	10,089
BG5	Securities loan	0
BG6	Derivatives	73,888
BG7	Valuation adjustments for financial assets hedging	-65
BG8	Total credit portfolio (net)	395,415
BG9	Benefits to be received in securitization transactions	0
BG10	Other accounts receivable (net)	64,642
BG11	Assets awarded (net)	86
BG12	Real property, furniture and equipment (net)	4,680
BG13	Permanent investments	20,319
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	12,002
BG16	Other assets	4,167
	Liability	812,932
BG17	Traditional savings	464,936
BG18	Interbank loans and from other entities	32,665
BG19	Repurchase creditors	119,680
BG20	Securities loan	0
BG21	Sold or pledged collaterals	14,968
BG22	Derivatives	76,404
BG23	Valuation adjustments for financial liability hedging	0

3Q.14 | EARNINGS RELEASE | 68

BG24	Obligations in securitization transactions	0
BG25	Other accounts payable	86,335
BG26	Outstanding subordinated obligations	17,456
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	488
	Shareholders' Equity	103,202
BG29	Paid-in capital	34,798
BG30	Earned capital	68,405
	Accounts in order	4,191,798
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	34,951
BG33	Credit compromises	80,270
BG34	Property in trust or mandate	128,946
BG35	Federal Government financial agent
BG36	Property under guardianship or receivership	3,338,400
BG37	Collaterals received and sold or given in guarantee by the entity	98,232
BG38	Collaterals received and sold or given in guarantee by the entity	71,280
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	1,197
BG41	Other registry accounts	438,523

3Q.14 | EARNINGS RELEASE | 69

Table III.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 4,167 Minus: deferred charges and early payments 667; intangibles 1,746; other assets are computed as risk assets 34 Plus: intangibles that are recognized as liabilities 15
2	Other Intangibles	9	1,746	BG16= 4,167 Minus: deferred charges and early payments 667; intangibles 1,735; other assets that are computed as risk assets 34 Plus: intangibles that are recognized as liabilities 15
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	6	BG3=230,886 Minus: Reciprocal investments in common capital 47; securities investments computed as risk assets 230,833
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	47	BG3 = 230,886 Minus: Investments in shares of the institution 6; Investments in securities risk assets computed as 230,833

3Q.14 | EARNINGS RELEASE | 70

10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	885	BG15 = 12,002 Minus: Amount computed as risk asset 11,117
13	Reserves acknowledged as complementary capital	50	202	BG 8= Credit Portfolio (net) 395,415
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0
BG13= 20,319 Minus: Permanent investments in subsidiaries 18,415: permanent investments in clearing house 1,755 permanent investments in related 126; other investments that are computed as risk assets 24

16	Investments in related companies	26 - E	18,415	BG13= 20,319 Minus: Permanent investments in clearing house 1,755; permanent investments in related 126;other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0

3Q.14 | EARNINGS RELEASE | 71

20	Deferred charges and installments	26 - J	667	BG16= 4,167 Minus: intangibles 3,482; other assets that are computed as risk assets 34; Plus: intangibles that are recognized as liabilities 15
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,755	BG13= 20,319 Minus: permanent investments in subsidiaries 18,415; permanent investments in related 126; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29

3Q.14 | EARNINGS RELEASE | 72

35	Result of previous years	2	48,890	BG30= 68,405 Minus: other earned capital elements 19,515
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	19,515	BG30= 68,405 Minus: Result of previous years 48,890
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46	17,518	BG26= 17,456 Plus: Other amortizable expenses for bond issue 62
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0

3Q.14 | EARNINGS RELEASE | 73

Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

3Q.14 | EARNINGS RELEASE | 74

20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

3Q.14 | EARNINGS RELEASE | 75

Table IV.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	78,566	6,285
Transactions with debt instruments in national currency with surtax and reviewable rate	8,742	699
Transactions in national currency with real rate or denominated in UDIs	6,620	530
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	8,970	718
Positions in UDIs or with yield referred to INPC	261	21
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	49	4
Transactions in foreign currency with nominal rate	11,478	918
Positions in foreign currency or with yield indexed to the exchange rate	3,605	288
Positions in shares or with yield indexed to the price of one share or set of shares	1,060	85

Table IV.2

Assets weighted subject to credit risk by risk group

Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	8,320	666
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	314	25
Group III (weighted to 11.5%)	31	2
Group III (weighted to 20%)	18,900	1,512
Group III (weighted to 23%)	895	72
Group III (weighted to 50%)	228	18
Group III (weighted to 57.5%)	826	66
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0

3Q.14 | EARNINGS RELEASE | 76

Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	7,503	600
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	1,970	158
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	3,587	287
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	13,185	1,055
Group VI (weighted to 75%)	6,116	489
Group VI (weighted to 100%)	34,558	2,765
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	15,523	1,242
Group VII-A (weighted to 23%)	57	5
Group VII-A (weighted to 50%)	15,019	1,202
Group VII-A (weighted to 57.5%)	11,752	940
Group VII-A (weighted to 100%)	141,619	11,330
Group VII-A (weighted to 115%)	6,400	512
Group VII-A (weighted to 120%)	490	39
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	11,834	947
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	7,637	611
Group IX (weighted to 100%)	49,269	3,942
Group IX (weighted to 115%)	0	0

3Q.14 | EARNINGS RELEASE | 77

Group X (weighted to 1250%)	301	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	33,006	2,640
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

3Q.14 | EARNINGS RELEASE | 78

Table IV.3

Assets weighted subject to operational risk

Assets weighted by risk	Capital Requirement
61,449	4,916

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
37,740	32,773

Table V.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A

3Q.14 | EARNINGS RELEASE | 79

28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A

3Q.14 | EARNINGS RELEASE | 80

26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame
New York Law, in case that a "TRIGGER EVENT"  takes to a "WRITE DOWN"  or "Mexican Regulatory Event"  which  involves  a  suspention period and   occurs  based in mexican regulatory determination  acordding with the mexican law. The ranking and Subordinated Notes  would be  determinated acordding   to the mexican  law

Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$17,518,294,304.85
9	Instrument's par value	$17,462,900,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only date of call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" el cual incluye: "Capital Event" y "Tax Event")

3Q.14 | EARNINGS RELEASE | 81

15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down
If a Trigger Event occurs the following write-downs shall be will deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental uthorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.

3Q.14 | EARNINGS RELEASE | 82

32	Degree of write-down	Parcial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down
“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other lossabsorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.

35	Subordination position in the event of liquidation
The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.

36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

3Q.14 | EARNINGS RELEASE | 83

Table V.2

Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital

Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to  the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes a early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".

3Q.14 | EARNINGS RELEASE | 84

22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.
The information relating to Anexx 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario  is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of September 30, 2014, is provided:

- At September 30, 2014 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $26,966 repreenting the 35.67% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to clients; mainly checking accounts and time deposits.

With respect to external sources of liquidity, the Bank has several alternatives to access capital markets through the issuance of senior and subordinated debt as well as through the issuance other debt or capital instruments. The bank also obtains funding from other institutions including the Mexican Central Bank, commercial banks and other institutions.

The bank may also obtain liquidity via sale and repurchase agreements of securities (short-term repos) possessed by Banco Santander México. Additionally, the bank could obtain liquidity through the sale of assets.

3Q.14 | EARNINGS RELEASE | 85

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México (“Grupo Financiero Santander México”, “Financial Group” or the “Group”) are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

3Q.14 | EARNINGS RELEASE | 86

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations and Shareholders

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Reestructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of the group.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of the Bank has to follow.

The structure of the Group includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of the Group.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México is carried out by systems mainly designed and focused on the banking and brokerage activity. the common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its

3Q.14 | EARNINGS RELEASE | 87

accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the National banking and Exchange Commission with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of the institution has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within the Group, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successfull Quality Assurance Review (QAR) during 2013

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in Mexico	10,190

Temporary differences in classification and assessment of sale and repurchase agreements and investment securities	(57)	(a)
Income and expenses from the Headquarter	440	(b)
Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	250
Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	10,823

(a)
According to the local regulations, as of September 30, 2008, the market valuation of securities classified as trading securities was recognized in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is recognized in stockholders' equity until they mature or are sold.

(b)	Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

3Q.14 | EARNINGS RELEASE | 88

22. Transactions with related parties

Receivable
Funds available	329
Derivatives (asset)	22,404
Performing loan portfolio	2,242
Other receivables, (net)	12,911

Payable
Demand deposits	711
Credit instruments issued	669
Creditors under sale and repurchase agreements	1,985
Derivativrdes (liability)	24,491
Other payables	1,118
Subordinated debentures	13,231

Revenues
Interest	93
Commissions and fee income	3,722
Result from derivative financial instrument transactions	61,362

Expenses
Interest	629
Administrative expenses	259
Result from derivative financial instrument transactions	63,789
Technical assistance	1,351

23. Interests on loan portfolio

As of September 30, 2014, the consolidated statement of i includes in the item "Interest income " Mx$31,557 million that correspond to interests from the loan portfolio of Banco Santander (Mexico), S.A.,  Santander Consumo, S.A. de C.V. SOFOM ER, Santander Hipotecario, S.A. de C.V. SOFOM ER. and Santander Vivienda, S.A. de C.V. SOFOM ER.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

3Q.14 | EARNINGS RELEASE | 89

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of third quarter of 2014 (unaudited) amounted to:

Bank and Brokerage
	VaR (thousand of mexican pesos)%
Trading Desks	76,251.17	0.08%
Market Making	53,744.10	0.06%
Prop Trading	45,675.92	0.05%

Risk factor
Interest rate	76,251.17	0.08%
Foreign exchange	97,474.69	0.10%
Equity	16,061.18	0.02%
* % of VaR with respect to Net Capital

3Q.14 | EARNINGS RELEASE | 90

The Value at Risk for the average of the third quarter of 2014 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousand of mexican pesos)%
Trading Desks	97,465.19	0.10%
Market Making	65,702.27	0.07%
Prop Trading	45,637.07	0.05%

Risk factor
Interest rate	97,465.19	0.10%
Foreign exchange	104,795.64	0.11%
Equity	12,299.32	0.01%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts.   The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Jul-14	Aug-14	Sep-14	Average	Jul-14	Aug-14	Sep-14	Average
Balance MXN GAP	71%	78%	86%	78%	67%	68%	62%	65%
Balance USD GAP	59%	47%	46%	51%	16%	19%	23%	19%

3Q.14 | EARNINGS RELEASE | 91

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2014:

MM MXN	Sensitivity 1% NIM			Sensitivity 1% MVE
Bank and Brokerage	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives
Balance MXN GAP	1,037	149	888	(2,155)	1,391	(3,546)
Balance USD GAP	93	(69)	162	109	-1,070	1,179

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	101,545	(22,759)	101,155	(10,185)	(2,043)	37,377	13,516	9,191	(56,922)	32,214
Non Derivative	104,125	(22,761)	101,116	(10,077)	(1,545)	37,893	13,510	9,350	(52,550)	29,188
Derivatives	(2,580)	2	38	(108)	(498)	(516)	6	(159)	(4,372)	3,026

3Q.14 | EARNINGS RELEASE | 92

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

3Q.14 | EARNINGS RELEASE | 93

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.
The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

3Q.14 | EARNINGS RELEASE | 94

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the third quarter of 2014:

	Equivalent Net Credit Risk (millions of american dollars)
Segment	jul-14	ago-14	sep-14	average
Sovereign Risk, Development Banking and Financial Institutions	20,996.33	21,076.88	20,261.72	20,778.31
Corporates	1,678.31	1,571.53	1,495.83	1,581.89
Companies	177.07	174.38	176.68	176.04

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the third quarter of 2014, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of american dollars) (millions of american dollars)
Type of Derivative	End of the third quarter of 2014
Interest Rate Derivatives	33,861
Exchange Rate Derivatives	24,316
Bonds Derivatives	28
Equity Derivatives	524
Total	58,729

The Expected Loss of Grupo Financiero Santander at the end of the third quarter of 2014, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the third quarter of 2014 are:

	Expected Loss (millions of american dollars)
Segment	Jul-2014	Aug-2014	Sep-2014	Average
Sovereign Risk, Development Banking and Financial Institutions	5.64	5.73	5.31	5.56
Corporates	5.64	5.42	5.01	5.36
Companies	1.21	1.20	1.23	1.21

3Q.14 | EARNINGS RELEASE | 95

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the third quarter of 2014:

Cash colateral	75.64%
Collateral refer to bonds issued by the Mexican Federal Government	24.36%

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Grupo Financiero Santander has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

3Q.14 | EARNINGS RELEASE | 96

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Product Admission Committee” and by the “Corporate Product Admission Committee”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Product Admission Committee” and, depending of their relevance, the “Corporate Product Admission Committee” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)
Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality. The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

3Q.14 | EARNINGS RELEASE | 97

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.
In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.
In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates
Interest Rates
Equity
            Baskets of equities and stock indexes.

3Q.14 | EARNINGS RELEASE | 98

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2014, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the third of 2014, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Million of Mexican pesos as of September 30, 2014)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	3,000	29	0
Forwards	Foreingn Currency	Trading	209,430	(679)	240
Forwards	Equity	Trading	15,394	78	(102)

Futures	Foreingn Currency	Trading	4,043	(4)	0
Futures	Market Index	Trading	10,444	(16)	48
Futures	Interest Rate	Trading	206,973	(631)	(837)
Futures	Equity	Trading	3	0	0

Options	Equity	Trading	4,864	(1,000)	(723)
Options	Foreingn Currency	Trading	92,213	(140)	(266)
Options	Market Index	Trading	320,147	491	374
Options	Interest Rate	Trading	399,883	(766)	(855)

3Q.14 | EARNINGS RELEASE | 99

Swaps	Cross Currency	Trading	662,860	60	1,578
Swaps	Interest Rate	Trading	3,811,962	815	1,609

Forwards	Foreingn Currency	Hedging	34,316	(124)	(1,157)

Swaps	Cross Currency	Hedging	45,876	(644)	(1,959)
Swaps	Interest Rate	Hedging	9,733	15	(158)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the quarter, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them

 During the second quarter of 2014, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	460	40
Equity Forward	15	23
OTCEquity	788	0
OTCFx	1,100	108
Swaptions	112	7
Fx Forward	1,040	39
IRS	1,876	583
CCS	274	224
Bond Forward	460	40

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third of 2014, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

3Q.14 | EARNINGS RELEASE | 100

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2014:

Sensitivity Analysis
(Millions of mexican pesos)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	(3.56)	2.90

Vega Risk factor
	EQ	FX	IR
Total	(3.03)	3.23	(5.01)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	5.61	(2.51)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

3Q.14 | EARNINGS RELEASE | 101

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments.  Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2014:

Summary of Stress Test
(Millions of mexican pesos)
Risk Profile	Stress all factors
Probable scenario	(57)
Remote scenario	(2,436)
Possible scenario	(761)

Item 2

3Q.14 I Earnings Presentation

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

Mexico City, November 4(th) , 2014

GRAPHIC OMMITTED

Safe Harbor Statement

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward -looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward -looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de M[]xico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the
U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.

GRAPHIC OMMITTED

Santander M[]xico's Loan Book Expands 17% YoY Above Market Rates, With Stable
Sequential Performance

Total loans up 16.5%, above market levels
          * Mortgages     +33.6%  (15.8% excluding ING portfolio)
          * SMEs          +25.8%
          * Middle-market +18.9%
          * Consumer(1)     +8.2%

Deposit growth of 12.4%, above financial system
          * Individual demand deposits +18.6%

Ongoing prudent risk management
          * NPL ratio    3.71%  (2.26% excluding homebuilders and ING)
          * Cost of risk 3.49%

Focus on efficiency and profitability
          * Efficiency ratio(2) 43.0%
          * ROAE(3)             13.6%

Launched program to provide full comprehensive attention to SMEs in coordination with development banks

Source: Company filings CNBV GAAP
Notes: 1) Includes credit cards, payroll, personal and auto loans
2) Annualized opex (9M/3x4) divided by Annualized income before opex and allowances 2 (9M/4x3) 3) Annualized net income (9M/3x4) divided by average equity (4Q13;3Q14)

GRAPHIC OMMITTED

GDP (% Growth)
3.9
0.6
1.6
1.4
0.7
1.1
1.8
1.6
2.7
2.5
3.9
4.0
2012
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14E
3Q14E
4Q14E
2015E

Inflation (% Annual)
3.8
3.6
4.0
3.9
3.4
2011
2012
2013
2014E
2015E

Interest Rate (CETEs)
4.5
4.5
3.9
3.0
3.5
2011
2012
2013
2014E
2015E

3

Santander

Continued Signs of Recovery Supported by Solid Macro Fundamentals Not Fully
Reflected in All Sectors of the Economy []

GDP (% Growth)

GRAPHIC OMMITTED

Inflation (% Annual)

GRAPHIC OMMITTED

Interest Rate (CETEs)

GRAPHIC OMMITTED

Source: GDP -- INEGI
CETE, Inflation, Exchange Rate -- BANXICO
Estimates - SANTANDER

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Total Loans
YoY Growth
2,920
3,030
3,044
3,107
3,163
10.3%
10.2%
9.6%
8.8%
8.4%
3Q13
4Q13
1Q14
2Q14
3Q14

Total Deposits
YoY Growth
2,820
2,963
2,982
3,044
3,051
7.4%
6.2%
11.0%
9.6%
8.2%
3Q13
4Q13
1Q14
2Q14
3Q14

Consumer1 (YoY Growth)
16.6%
12.8%
11.0%
8.6%
6.6%
3Q13
4Q13
1Q14
2Q14
3Q14

4

Santander

[] as Consumer Demand Lags Behind Affecting Financial System Loan Performance

Total Loans

GRAPHIC OMMITTED

Consumer (1) (YoY Growth)

GRAPHIC OMMITTED

Total Deposits

GRAPHIC OMMITTED

[] Higher than anticipated slowdown in consumer loans and credit cards provides low visibility

[] Commercial loans excluding government growing below expectations

[] Lending activity expected to pick up progressively in coming quarters

Source: CNBV Banks as of September 2014 -- Billions of Pesos Notes: 1) Includes
credit cards, payroll, personal and auto loans

GRAPHIC OMMITTED

Total Loans
+17%
378,795
394,932
409,349
440,675
441,475
0%
3Q13
4Q13
1Q14
2Q14
3Q14
Corporates (21)%
Retail +26%

3Q13
Consumer 8%
Middle-Market 23%
Credit Cards 10%
Mortgages 20%
Corporates 20%
SMEs 11%
Gov&FinEnt 8%

3Q14
Consumer 7%
Middle-Market 24%
Credit Cards 9%
Mortgages 23%
Corporates 14%
SMEs 11%
Gov&FinEnt 12%

Source: Company filings CNBV GAAP

5

Santander M[]xico Reports 17% YoY Loan Growth, Supported by Retail Loans

Total Loans

GRAPHIC OMMITTED

Corporates (21)% Retail +26%

3Q13

              Consumer
                             Middle-
                  8%
    Credit Cards             Market
         10%                   23%
Mortgages
   20%
                               Corporates
                                   20%
             SMEs
              11% GovandFinEnt
                          8%

3Q14

              Consumer
                  7%       Middle-
     Credit Cards          Market
          9%                 24%
Mortgages
   23%                         Corporates
                                   14%
                SMEs GovandFinEnt
                11%      12%

Source: Company filings CNBV GAAP

GRAPHIC OMMITTED

Individual Loans

3Q13 144,850 → +22% → 176,270 3Q14

Mortgages

+34%
+3%
76,782
90,711
95,865
99,242
102,598
3Q13
4Q13
1Q14
2Q14
3Q14

Credit Cards

+6%
0%
39,347
40,079
40,506
41,439
41,630
3Q13
4Q13
1Q14
2Q14
3Q14

Consumer[1]

Personal
Payroll
+12%
+4%
28,721
29,226
29,458
30,866
32,042
3Q13
4Q13
1Q14
2Q14
3Q14

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

Individual Loans Up 22% YoY, Mainly Driven by Strong Mortgage Growth and Softer
Than Anticipated Credit Cards and Consumer Loans

Individual Loans

GRAPHIC OMMITTED

Mortgages

GRAPHIC OMMITTED

Credit Cards

GRAPHIC OMMITTED

Consumer 1

GRAPHIC OMMITTED

[] 2(nd) largest market player[] Focus on mid and high income residential market[] Organic growth (16%) above market rates, further supported by inorganic expansion

[] Softer than anticipated performance[] Growing credit card placement not reflected in usage

[] Above-market YoY growth rates

[] Continued QoQ growth[] Strong commercial activity drives growth in personal loans[] YoY growth in line with market trends

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

GRAPHIC OMMITTED

Commercial Loans

3Q13 233,945 → **+13%** → 265,205 3Q14

SMEs

+26%
39,629
41,355
45,322
47,888
49,845
+4%
3Q13
4Q13
1Q14
2Q14
3Q14

Middle-Market

+19%
87,214
91,415
95,576
103,221
103,659
0%
3Q13
4Q13
1Q14
2Q14
3Q14

Corporates

-21%
75,196
62,413
56,006
61,253
59,460
-3%
3Q13
4Q13
1Q14
2Q14
3Q14

Government & Fin Entities

+64%
31,906
39,733
46,616
56,766
52,241
-8%
3Q13
4Q13
1Q14
2Q14
3Q14

Source: Company filings CNBV GAAP

7

Santander

Commercial Loans Grow 13% YoY Reflecting Strong Expansion in SMEs and
Middle-Market Loans

Commercial Loans

SMEs

Middle -Market

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Corporates

GRAPHIC OMMITTED

Government and Fin Entities

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP

GRAPHIC OMMITTED

Total Deposits
+12%
389,524
404,668
401,081
425,108
438,143
+3%
Term
Demand
38%
62%
36%
64%
36%
64%
39%
61%
35%
65%
3Q13
4Q13
1Q14
2Q14
3Q14

Demand
+19%
240,947
285,861
3Q13
3Q14

Term*
+2%
148,577
152,282
3Q13
3Q14

Source: Company filings CNBV GAAP
Notes: * Includes money market

8

Santander

Deposits Up 12% YoY, with Strong Demand Deposits Supporting Lower Cost of
Funding

Total Deposits

GRAPHIC OMMITTED

[] SMEs and individuals remain the main contributors to demand deposits growth[] Optimizing funding cost

[] Continue to drive growth of Select client base

[] New branches began contributing to deposit growth

Demand

GRAPHIC OMMITTED

Term*

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP
Notes: * Includes money market

Net Loans to Deposits[1]

93.2%
93.6%
98.1%
99.8%
97.0%
3Q13
4Q13
1Q14
2Q14
3Q14

Debt Maturity

9,330
4,100
1,700
13,000
16,900
2015
2016
2021
2022
2023

Core Capital and Capitalization

15.7%
15.9%
15.7%
16.1%
16.8%
15.6
12.8
12.6
13.1
13.7
Tier 2
Core Capital
3Q13
4Q13
1Q14
2Q14
3Q14

Source: Company filings CNBV GAAP

9

Santander

[]and Sound Liquidity Profile, Further Enhanced by a Strong Capital Position

Net Loans to Deposits 1

GRAPHIC OMMITTED

Debt Maturity

GRAPHIC OMMITTED

[] Healthy debt maturity profile

[] Well positioned for future interest rate increase

[] Strong capitalization

Core Capital and Capitalization

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term)

GRAPHIC OMMITTED

Second Consecutive Quarter of Net Interest Income Growth - Up 3% QoQ

Net Interest Income and NIM(1)

GRAPHIC OMMITTED

[] NII up 3% sequentially

[] NII grew 5% YoY, principally due to:* Retail business: +9% * Lower cost of deposits: -13% Partially offset by:* Corporate loans: -32%* Investment in securities: -1%

[] NIM stood at 4.90%

Source: Company filings CNBV GAAP

Notes: 1) Annualized financial margin (9M14/3x4) divided by daily average interest earnings assets (9M14)

GRAPHIC OMMITTED

Net Commissions and Fees Affected YoY by Credit Card Launches and Lower Capital
Markets and Project Finance Transactions

Net Commissions and Fees

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Credit Cards Insurance Cash Mangmt* Financial Advisory Investment Funds Comex
Cap Mkts and Sec

                                                         Var YoY              Var QoQ
                        --------- --------- -------- --- ------- --- ---- --- ------- --- ----
                        3Q13      2Q14      3Q14     $$          %        $$          %
                        --------- --------- -------- --- ------- --- ---- --- ------- --- ----
Credit Cards                 882       717      801      -81          -9%       84        12%
Insurance                    856       976      948       92         11%       -28         -3%
Cash Mangmt*                 578       607      635       57         10%        28          5%
Financial Advisory           383       332      331      -52         -14%        -1         0%
Investment Funds             318       325      334       16           5%        9          3%
Comex                        131       179      177       46         35%         -2        -1%
Cap Mkts and Sec               153       155      113      -40         -26%      -42        -27%
----------------------- --------- --------- -------- --- ------- --- ---- --- ------- --- ----
Net commisions and fees     3,301     3,291    3,339      38           1%       48          1%
----------------------- --------- --------- -------- --- ------- --- ---- --- ------- --- ----

Source: Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments, account management, checks and others

GRAPHIC OMMITTED

Gross Operating Income Up 4% YoY Driven by Core Earnings while Sequential Comps
Reflect Unusually High Trading Gains in 2Q14

Gross Operating Income*

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Financial Margin

Net Commissions and Fees

Trading Gains

                                                               Var YoY             Var QoQ
                         ----------- --------- -------- -------------------- --------------------
                         3Q13        2Q14      3Q14     Var $$     Var %     Var $$     Var %
                         ----------- --------- -------- ---------- --------- ---------- ---------
Financial Margin               9,111    9,262    9,524         413        5%        262        3%
Net Commissions and Fees    3,301       3,291    3,339          38        1%         48        1%
Trading Gains                 555       1,358      651          96      17%        -707      -52%
------------------------ ----------- --------- -------- ---------- --------- ---------- ---------
Gross Operating Income*    12,967       13,911   13,514        547        4%      - 397       -3%
------------------------ ----------- --------- -------- ---------- --------- ---------- ---------

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income 12

Stable Cost of Risk while LLR Increase 4% QoQ

Loan Loss Reserves (LLR)

GRAPHIC OMMITTED

Cost of Risk(1)

GRAPHIC OMMITTED

NPLs                                  3Q13      2Q14      3Q14      Var YoY (bps)    Var QoQ (bps)
------------------------------------- --------- --------- --------- ---------------- ----------------
Consumer                                  3.92%     4.06%     3.74%             -18               -32
 Credit Card                              3.49%     3.56%     3.04%              -45              -53
Mortgages                                 3.24%     4.62%     4.78%             154                15
Commercial*                               2.40%     2.66%     3.28%              89                63
  SMEs                                    2.43%     2.60%     2.79%              36                19
------------------------------------- --------- --------- --------- ---------------- ----------------
Total Loans                               2.84%     3.33%     3.71%              87                38
===================================== ========= ========= ========= ================ ================
Total Loans (ex-homebuilders and ING)     1.97%     1.94%     2.26%              29                32
------------------------------------- --------- --------- --------- ---------------- ----------------

Source: Company filings CNBV GAAP
Notes: 1) Annualized loan loss reserves (9M14/3x4) divided by average loans
(4Q13,3Q14)
* Commercial loans include: mid-market, smes, corporates, financial institutios
13 and government * Commercial NPLs reflect the exposure to homebuilders

GRAPHIC OMMITTED

Administrative & Promotional Expenses

+7%
5,540
5,929
5,902
5,921
5,938
+0%
199
2,803
5,730
2,737
3Q13
4Q13
1Q14
2Q14
3Q14

Expenses Breakdown

7%
46%
47%
Personnel
Admin expenses
Dep and amort.

Efficiency[1]

+3.1pp
39.9%
41.1%
44.3%
42.9%
43.0%
+0.1 pp
6.9%
5.6%
33.0%
35.5%
3Q13
4Q13
1Q14
2Q14
3Q14

Source: Company filings CNBV GAAP

14

Santander

Reduction in Recurring Expenses Offset Ongoing Investment in Strategic
Businesses and Branch Expansion Plan

Administrative and Promotional Expenses

GRAPHIC OMMITTED

Efficiency 1

GRAPHIC OMMITTED

Expenses Breakdown

Personnel Admin expenses Dep and amort.

                                                   Var YoY       Var QoQ
                       ------- ------- ------- -------------- ------------
                       3Q13    2Q14    3Q14    Var $$ Var %   Var $$ Var %
                       ------- ------- ------- -------------- ------------
Personnel                 -277   2,614   2,729  3,006    n.a.     115 4%
Admin expenses           2,610   2,888   2,780     170    7%     -108 -4%
Dep and amort.             404     419     429      25    6%       10 2%
---------------------- ------- ------- ------- ------- ------ ------- ----
Admin and prom
                         2,737   5,921   5,938  3,201  117%        17 0%
expenses
---------------------- ------- ------- ------- ------- ------ ------- ----
Extraordinary non-cash   2,803
income related to EPS
---------------------- ------- ------- ------- ------- ------ ------- ----
Adj. admin and
                         5,540   5,921   5,938     398    7%       17 0%
prom expenses
---------------------- ------- ------- ------- ------- ------ ------- ----

Source: Company filings CNBV GAAP
Notes: 1) Annualized opex (9M14/3x4) divided by annualized income before opex
(net of allowances) (9M14/3x4)

GRAPHIC OMMITTED

Net Income (reported)

-45%
5,882
6,134
3,259
3,687
3,244
-12%
3Q13
4Q13
1Q14
2Q14
3Q14

Net Income (comparable)

-17%
3,920
2,994
3,259
3,687
3,244
-12%
3Q13
4Q13
1Q14
2Q14
3Q14

ROAE[1]

Comparable
19.8%
21.7%
13.5%
14.1%
13.6%
-50bps
3Q13
4Q13
1Q14
2Q14
3Q14

Source: Company filings CNBV GAAP

15

Santander

Net Income Reflects Strong Commercial Activity and Volume Growth, Partially
Offset by a Soft Consumer and a Challenging Economic Environment

Net Income (reported)

GRAPHIC OMMITTED

Net Income (comparable)

GRAPHIC OMMITTED

ROAE(1)

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP
Notes: 1) Annualized net income (9M14/3x4) divided by average equity
(4Q13,3Q14)

Metrics	2014 Target *
▪ Total Loans	Δ ~15%
• Consumer + Credit Cards	Δ ~15%-18%
• SMEs	Δ ~20%-23%
• Mortgages	Δ ~10%
▪ Total Deposits	Δ ~10%12%
▪ Expenses	Δ Below 10%
▪ Operating Income Growth	Δ 3pp above expenses
▪ Cost of Risk	Below 3.7%
▪ Tax Rate	No more than 28%

* Original Guidance as of January 31, 2014

16

Santander

Despite Weaker Consumer Loan Performance Affecting Operating Income Growth, All
Other Targets Remain in Place

Metrics

* Total Loans

[] Consumer + Credit Cards

[] SMEs

          [] Mortgages* Total Deposits* Expenses

* Operating Income Growth* Cost of Risk* Tax Rate

  2014 Target *

             [] ~15% [] ~15%-18%  [] ~20%-23%  [] ~10% [] ~10%12% [] Below 10%
[] 3pp above expenses Below 3.7% No more than 28%

* Original Guidance as of January 31, 2014

GRAPHIC OMMITTED

Questions and Answers

GRAPHIC OMMITTED

Annexes

GRAPHIC OMMITTED

Consolidated Income Statement

                                                                                   % Change
                                          3Q14        2Q14        3Q13
                                                                              QoQ           YoY
                                          ----------- ----------- -----------
Interest income                              14,299      14,345      13,664        (0.3)           4.6
Interest expense                             (4,775)     (5,083)     (4,553)       (6.1)           4.9
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin                               9,524       9,262       9,111         2.8           4.5
Allowance for loan losses                    (3,814)     (3,672)     (3,102)         3.9         23.0
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Financial margin after allowance for loan
                                               5,710       5,590       6,009         2.1         (5.0)
losses
Commision and fee income                       4,222       4,225       3,894       (0.1)           8.4
Commision and fee expense                      (883)       (934)       (593)       (5.5)         48.9
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Net commisions and fees                        3,339       3,291       3,301         1.5           1.2
Net gain /(loss) on financial assets and
                                                 651       1,358         555      (52.1)         17.3
liabilities
Othe operating income / (loss)                   240         302         449      (20.5)        (46.5)
Administrative and promotional expenses      (5,938)     (5,921)     (2,737)         0.3        117.0
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Total operating income                         4,002       4,620       7,577      (13.4)       (47.2)
Equity in results of subsidiaries and
                                                  24          16          16        50.0         50.0
associated companies
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations before
                                               4,026       4,636       7,593      (13.2)       (47.0)
income taxes
Income taxes                                   (782)       (948)     (1,762)      (17.5)        (55.6)
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Income from continuing operations              3,244       3,688       5,831      (12.0)       (44.4)
Discontinued operations                             0           0         51
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Consolidated net income                        3,244       3,688       5,882      (12.0)       (44.8)
Non-controlling interest                            0         (1)           0
----------------------------------------- ----------- ----------- ----------- ------------- ----------
Net income                                     3,244       3,687       5,882      (12.0)       (44.8)
                                          -----------

Source: Company filings CNBV GAAP
Millions of pesos

GRAPHIC OMMITTED

Consolidated Balance Sheet

                                                                                  % Change
                                                 3Q14      2Q14      3Q13
                                                                               --------- --------
                                                                               QoQ       YoY
                                                 --------- --------- --------- --------- --------
Cash and due from banks                            97,474    91,384    72,419       6.7      34.6
Margin accounts                                     3,203     3,392     3,664      (5.6)   (12.6)
Investment in securities                         231,705    219,044   187,456       5.8      23.6
Debtors under sale and repurchase agreements       10,689    10,471    19,069       2.1    (43.9)
Derivatives                                        73,888    88,209    75,844    (16.2)     (2.6)
Valuation adjustment for hedged financial assets      (65)       85       125   (176.5)   (152.0)
Total loan portafolio                             441,475   440,675   378,795       0.2      16.5
Allowance for loan losses                        (16,631)  (16,397)  (15,779)       1.4       5.4
Loan portafolio (net)                            424,844   424,278   363,016        0.1      17.0
Accrued income receivable from securitization
transactions                                          127       128          0      n.a.     n.a.
Other receivables (net)                            61,354    55,613    58,109      10.3       5.6
Foreclosed assets (net)                               328       357       140      (8.1)   134.3
Property, furniture and fixtures (net)              4,699     4,664     4,328       0.8       8.6
Long-term investment in shares                        135       112       122      20.5      10.7
Deferred taxes (net)                               17,985    17,953    16,998       0.2       5.8
Deferred charges, advance payments and
                                                    3,850     3,971     3,867      (3.0)    (0.4)
intangibles
Other assets                                          203       200       178       1.5      14.0
Assets from discontinued operations                      0         0      887       n.a.     n.a.
================================================ ========= ========= ========= ========= ========
Total assets                                     930,419   919,861   806,222        1.1      15.4
Deposits                                          464,071   447,680   414,963       3.7      11.8
Bank and other loans                               47,472    42,492    29,688      11.7      59.9
Creditors under sale and repurchase agreements   118,054    127,905   108,890      (7.7)      8.4
Collateral sold or pledged as guarantee            14,968     9,654     8,745      55.0      71.2
Derivatives                                        76,404    90,416    75,725    (15.5)       0.9
Other payables                                     86,301    81,912    66,493       5.4      29.8
Subordinated debentures                            17,456    17,192          0      n.a.     n.a.
Deferred revenues                                     589       698       838    (15.6)    (29.7)
Liabilities from discontinued operations                 0         0      386       n.a.     n.a.
================================================ ========= ========= ========= ========= ========
Total liabilities                                825,315   817,949   705,728        0.9      16.9
================================================ ========= ========= ========= ========= ========
Total stockholders[]equity                       105,104   101,912   100,494        3.1       4.6
                                                 ---------

Source: Company filings CNBV GAAP
Millions of pesos

GRAPHIC OMMITTED